UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 14, 2019

PARSLEY ENERGY, INC.

(Exact Name Of Registrant As Specified In Its Charter)

Delaware	001-36463	46-4314192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

303 Colorado Street

Suite 3000

Austin, Texas 78701

(Address of Principal Executive Offices)

(Zip Code)

(737) 704-2300

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	PE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On October 14, 2019, Parsley Energy, Inc., a Delaware corporation (“Parsley”), Jackal Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parsley (“Merger Sub”), and Jagged Peak Energy Inc., a Delaware corporation (“Jagged Peak”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for Parsley’s acquisition of Jagged Peak.

The Merger Agreement, among other things, provides for (i) the merger of Merger Sub with and into Jagged Peak (the “Merger”), with Jagged Peak continuing its existence as the surviving corporation following the Merger (the “Surviving Corporation”), and (ii) the subsequent merger of the Surviving Corporation with and into a wholly owned Delaware limited liability company subsidiary (“Merger Sub 2”) of Parsley (the “Second Merger” and, together with the Merger, the “Integrated Mergers”), with Merger Sub 2 continuing its existence as the surviving entity following the Second Merger. The board of directors of Parsley (the “Parsley Board”) has unanimously declared advisable and approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Jagged Peak common stock, par value $0.01 per share (“Jagged Peak Common Stock”) as of immediately prior to the Effective Time, will be converted into the right to receive 0.447 shares of Parsley Class A common stock, par value $0.01 per share (“Parsley Class A Common Stock”). Following the closing of the Merger, Parsley’s existing stockholders and Jagged Peak’s existing stockholders will own approximately 77% and 23%, respectively, of the issued and outstanding shares of the combined company.

Governance

The Merger Agreement provides that the Parsley Board will be expanded to 11 directors as of the Effective Time and will include two independent directors from the board of directors of Jagged Peak (the “Jagged Peak Board”) as mutually agreed upon by Parsley and Jagged Peak (such directors the “Jagged Peak Directors”). One Jagged Peak Director will be appointed as a Class II director, with a term ending at the Parsley 2022 annual meeting, and will be appointed to the Nominating, Environmental, Social and Governance Committee of the Parsley Board. The second Jagged Peak Director will be appointed as a Class I director, with a term ending at the Parsley 2021 annual meeting, and will be appointed to the Reserves Committee of the Parsley Board. Upon consummation of the Merger, the executive officers of Parsley immediately prior to the Effective Time shall continue to be the executive officers of the combined company.

Conditions to the Merger

The closing of the Merger is conditioned on certain conditions, including, among others, (i) the receipt of the required approvals from each of Parsley’s and Jagged Peak’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (iii) the absence of any law or order prohibiting the consummation of the Merger, (iv) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of Parsley Class A Common Stock issuable in the Merger are registered with the Securities and Exchange Commission (the “SEC”), (v) the authorization for listing of Parsley Class A Common Stock issuable in the Merger on the New York Stock Exchange, and (vi) the delivery of opinions of counsel to Jagged Peak and Parsley to the effect that the Integrated Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination Rights

The Merger Agreement contains certain termination rights for both Parsley and Jagged Peak, including, among others:

(a)

by either Parsley or Jagged Peak, if any governmental entity shall have issued an order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and the same shall have become final and nonappealable;

(b)	by either Parsley or Jagged Peak, if the Merger shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on May 14, 2020;

(c)

by either Parsley or Jagged Peak, if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement that cannot be or is not cured in accordance with the terms of the Merger Agreement and such breach would cause applicable closing conditions not to be satisfied;

(d)	by either Parsley or Jagged Peak, if either the requisite Parsley or Jagged Peak stockholder approval shall not have been obtained upon a vote at a duly held meeting for such; and

(e)	by either Parsley or Jagged Peak, if the other party’s board of directors changes its recommendation with respect to the transactions contemplated by the Merger Agreement.

If the Merger Agreement is terminated by Parsley in accordance with clause (e) above, then Jagged Peak shall be required to pay Parsley a termination fee of $57,435,000 (the “Jagged Peak Termination Fee”), and if the Merger Agreement is terminated by Jagged Peak in accordance with clause (e), then Parsley shall be required to pay Jagged Peak a termination fee of $189,035,000 (the “Parsley Termination Fee”). If the Merger Agreement is terminated in accordance with clause (d) above, then Parsley or Jagged Peak, as the applicable breaching party, shall be required to pay the non-breaching party the Parent Expenses (as defined in the Merger Agreement) or the Company Expenses (as defined in the Merger Agreement), as applicable. If (i) (A) Parsley or the Company terminates the Merger Agreement pursuant to clause (d) above as a result of a failure to obtain Jagged Peak stockholder approval or (B) Jagged Peak terminates the Merger Agreement pursuant to clause (b) above at a time when Parsley would be permitted to terminate the Merger Agreement pursuant to clause (c) above or Parsley terminates the Merger Agreement pursuant to clause (c) above and on or prior to the date of such termination, a Company Competing Proposal (as defined in the Merger Agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven Business Days prior to the Jagged Peak special meeting of stockholders or the date of such termination, as applicable, and (ii) within twelve months of such termination, Jagged Peak enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the Jagged Peak stockholders a Company Competing Proposal) or consummates a Company Competing Proposal, Jagged Peak shall pay Parsley the Jagged Peak Termination Fee. Under reciprocal specified circumstances, Parsley will be required to pay the Parsley Termination Fee to Jagged Peak.

Treatment of Jagged Peak Equity Awards

The Merger Agreement provides for the following treatment of Jagged Peak equity awards granted under Jagged Peak’s equity incentive plans (the “Jagged Peak Stock Plans”):

(i)

Each Jagged Peak restricted stock unit award (“RSU”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by Parsley and remain subject to the same terms and conditions as were applicable to such RSU, but shall be converted into a right to receive a number of shares of Parsley Class A Common Stock that is equal to the product of (a) the number of shares of Jagged Peak Common Stock subject to such RSU as of immediately prior to the Effective Time, and (b) 0.447 (the “Exchange Ratio”), rounded down to the nearest whole share; and

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(ii)

Each award of Jagged Peak performance shares (“PSU”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically be cancelled and converted into a vested right to receive a number of shares of Parsley Class A Common Stock that is equal to the product of (a) the number of shares of Jagged Peak Common Stock subject to such PSU that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Jagged Peak Board after consultation with Parsley), measured based on a truncated performance period that ends immediately prior to the Effective Time, and (b) the Exchange Ratio, rounded down to the nearest whole share.

Other Terms of the Merger Agreement

Parsley and Jagged Peak each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the closing of the Merger without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions and (iii) subject to certain exceptions with respect to Jagged Peak, not to engage in discussions or negotiations regarding any alternative business combination transactions. Additionally, pursuant to the terms of the Merger Agreement, Parsley will repay indebtedness outstanding under Jagged Peak’s credit facility and assume Jagged Peak’s outstanding senior unsecured notes.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Parsley, Jagged Peak or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Parsley, Jagged Peak or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parsley or Jagged Peak. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parsley or Jagged Peak and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Voting and Support Agreement - Quantum

Concurrently with the execution and delivery of the Merger Agreement, Q-Jagged Peak Energy Investment Partners, LLC (“Quantum”) entered into a voting and support agreement with Parsley (the “Quantum Support Agreement”) with respect to all shares of Jagged Peak Common Stock beneficially owned by Quantum, and any additional shares of Jagged Peak Common Stock of which Quantum acquires record and/or beneficial ownership between the date of the Quantum Support Agreement and the termination of the Quantum Support Agreement (the “Quantum Support Agreement Shares”). As of the date of the Quantum Support Agreement, Quantum beneficially owned approximately 146.3 million shares of Jagged Peak Common Stock, which represents approximately 68.7% of the total issued and outstanding shares of Jagged Peak Common Stock as of such date.

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Pursuant to the Quantum Support Agreement, Quantum has agreed, unless otherwise directed in writing by Parsley and subject to a reduction of the voting requirement in the event the Jagged Peak Board changes its recommendation regarding voting in favor of approving the Merger Agreement, to vote all of the Quantum Support Agreement Shares (i) in favor of the approval of the Merger Agreement and specified related actions and (ii) against specified actions that would adversely affect, discourage or delay the Merger, including specified actions that contemplate alternative transactions. In the event that the Jagged Peak Board has changed its recommendation to its stockholders to approve and adopt the Merger Agreement, Quantum’s voting obligation is reduced to 34% of the total issued and outstanding shares of Jagged Peak Common Stock plus additional votes proportionate to the voting percentage of Jagged Peak’s other stockholders. Under the Support Agreement, Quantum has granted to Parsley an irrevocable proxy to vote the Quantum Support Agreement Shares as provided above. Subject to certain exceptions, the Quantum Support Agreement restricts Quantum from transferring Jagged Peak Common Stock until the termination of the Quantum Support Agreement.

The Quantum Support Agreement, including the irrevocable proxy granted thereunder, will terminate upon the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms or (ii) the Effective Time.

The foregoing summary of the Quantum Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Quantum Support Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Voting and Support Agreement - Bryan Sheffield

Concurrently with the execution and delivery of the Merger Agreement, Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley Board (the “Parsley Supporting Stockholder”), entered into a voting and support agreement with Jagged Peak (the “Parsley Support Agreement”) with respect to all shares of Parsley Class A Common Stock and Parsley Class B common stock, par value $0.01 per share (“Parsley Class B Common Stock” and, together with Parsley Class A Common Stock, “Parsley Common Stock”) beneficially owned by the Parsley Supporting Stockholder, and any additional shares of Parsley Common Stock of which the Parsley Supporting Stockholder acquires record and/or beneficial ownership between the date of the Parsley Support Agreement and the termination of the Parsley Support Agreement (the “Parsley Support Agreement Shares”). As of the date of the Parsley Support Agreement, the Parsley Supporting Stockholder beneficially owned approximately 32.5 million shares of Parsley Common Stock, which represents approximately 10.4% of the voting power of all of the issued and outstanding shares of Parsley Common Stock as of such date.

Pursuant to the Parsley Support Agreement, the Parsley Supporting Stockholder has agreed, unless otherwise directed in writing by Jagged Peak, to vote all of the Parsley Support Agreement Shares (i) in favor of the approval of the Parent Share Issuance (as defined in the Merger Agreement) and (ii) against specified actions that would adversely affect, discourage or delay the Merger, including specified actions that contemplate alternative transactions. Under the Parsley Support Agreement, the Parsley Supporting Shareholder has granted to Jagged Peak an irrevocable proxy to vote the Parsley Support Agreement Shares as provided above. Subject to certain exceptions, the Parsley Support Agreement restricts the Parsley Supporting Stockholder from transferring Parsley Common Stock until the termination of the Parsley Support Agreement.

The Parsley Support Agreement, including the irrevocable proxy granted thereunder, will terminate upon the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms or (ii) the Effective Time.

The foregoing summary of the Parsley Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Parsley Support Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

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Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, Parsley entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Quantum pursuant to which, among other things and subject to certain restrictions, Parsley is required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the Parsley Class A Common Stock issuable to Quantum upon consummation of the Merger and to conduct certain underwritten offerings upon the request of Quantum. The Registration Rights Agreement also provides Quantum with customary piggyback registration rights. The Registration Rights Agreement shall become effective at the Effective Time and shall terminate prior to effectiveness if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Item 2.02.	Results of Operations and Financial Condition.

On October 14, 2019, Parsley issued the press release attached hereto as Exhibit 99.1, which includes certain preliminary estimated results of operations for the quarter ended September 30, 2019.

The information presented in this Item 2.02 and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, unless Parsley specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 7.01	Regulation FD Disclosure.

On October 14, 2019, Parsley and Jagged Peak issued a joint press release announcing the execution of the Merger Agreement and later that day Parsley held a conference call with investors to discuss the proposed Merger. A copy of each of the press release, the presentation used in connection with the investor conference call and the transcript of the investor conference call are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and each are incorporated by reference into this Item 7.01.

Additionally, on October 14, 2019, Parsley disseminated a letter to its employees discussing the proposed Merger, which is attached hereto as Exhibit 99.4 and is incorporated by reference into this Item 7.01.

The information presented in this Item 7.01 and Exhibits 99.1, 99.2, 99.3 and 99.4 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, unless Parsley specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

No Offer or Solicitation

Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Additional Information and Where to Find It

In connection with the proposed transaction, Parsley and Jagged Peak intend to file materials with the SEC, including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that will include a joint proxy statement/prospectus of Parsley and Jagged Peak. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This document is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.

Participants in the Proxy Solicitation

Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

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These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jackal Merger Sub, Inc. and Jagged Peak Energy Inc.

4.1	Registration Rights Agreement, dated as of October 14, 2019, by and among Parsley Energy, Inc., Q-Jagged Peak Energy Investment Partners, LLC and any subsequent holder from time to time party thereto.

10.1	Voting and Support Agreement, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jagged Peak Energy Inc., Jackal Merger Sub, Inc. and Q-Jagged Peak Energy Investment Partners, LLC.

10.2	Voting and Support Agreement, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jagged Peak Energy Inc., Jackal Merger Sub, Inc. and Bryan Sheffield.

99.1	Joint Press Release issued by Parsley Energy, Inc. and Jagged Peak Energy Inc., dated October 14, 2019.

99.2	Presentation for Investor Conference Call held by Parsley Energy, Inc. on October 14, 2019.

99.3	Transcript of Investor Conference Call held by Parsley Energy, Inc. on October 14, 2019.

99.4	Letter to Parsley Energy, Inc. employees, dated October 14, 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Parsley agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARSLEY ENERGY, INC.

Date: October 15, 2019	/s/ Colin W. Roberts
Colin W. Roberts
Executive Vice President—General Counsel

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

PARSLEY ENERGY, INC.,

JACKAL MERGER SUB, INC.

and

JAGGED PEAK ENERGY INC.

Dated as of October 14, 2019

i

4.22	Opinions of Financial Advisors	32
4.23	Brokers	32
4.24	Regulatory Matters	33
4.25	Takeover Laws	33
4.26	No Additional Representations	33

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		34
5.1	Organization, Standing and Power	34
5.2	Capital Structure	34
5.3	Authority; No Violations; Consents and Approvals	36
5.4	Consents	37
5.5	SEC Documents; Financial Statements	37
5.6	Absence of Certain Changes or Events	38
5.7	No Undisclosed Material Liabilities	39
5.8	Information Supplied	39
5.9	Parent Permits; Compliance with Applicable Law	39
5.10	Compensation; Benefits	40
5.11	Labor Matters	41
5.12	Taxes	42
5.13	Litigation	44
5.14	Intellectual Property	44
5.15	Real Property	45
5.16	Rights-of-Way	45
5.17	Oil and Gas Matters	46
5.18	Environmental Matters	48
5.19	Material Contracts	48
5.20	Derivative Transactions	51
5.21	Insurance	51
5.22	Opinion of Financial Advisor	51
5.23	Brokers	51
5.24	Ownership of Company Capital Stock	52
5.25	Business Conduct	52
5.26	Regulatory Matters	52
5.27	No Additional Representations	52

ARTICLE VI COVENANTS AND AGREEMENTS		53
6.1	Conduct of Company Business Pending the Merger	53
6.2	Conduct of Parent Business Pending the Merger	57
6.3	No Solicitation by the Company	60
6.4	No Solicitation by Parent	67
6.5	Preparation of Joint Proxy Statement and Registration Statement	70
6.6	Stockholders Approval	72
6.7	Access to Information	74
6.8	HSR and Other Approvals	76
6.9	Employee Matters	78
6.10	Indemnification; Directors’ and Officers’ Insurance	80

ii

6.11	Transaction Litigation	82
6.12	Public Announcements	82
6.13	Advice of Certain Matters; Control of Business	83
6.14	Transfer Taxes	83
6.15	Reasonable Best Efforts; Notification	83
6.16	Derivative Contracts	84
6.17	Section 16 Matters	84
6.18	Stock Exchange Listing and Delisting	84
6.19	Prepayment of Company Credit Facility	84
6.20	Tax Matters	85
6.21	Takeover Laws	85
6.22	Obligations of Merger Sub	85

ARTICLE VII CONDITIONS PRECEDENT		86
7.1	Conditions to Each Party’s Obligation to Consummate the Merger	86
7.2	Additional Conditions to Obligations of Parent and Merger Sub	86
7.3	Additional Conditions to Obligations of the Company	87
7.4	Frustration of Closing Conditions	88

ARTICLE VIII TERMINATION		88
8.1	Termination	88
8.2	Notice of Termination; Effect of Termination	90
8.3	Expenses and Other Payments	90

ARTICLE IX GENERAL PROVISIONS		92
9.1	Schedule Definitions	92
9.2	Survival	92
9.3	Notices	93
9.4	Rules of Construction	94
9.5	Counterparts	95
9.6	Entire Agreement; No Third Party Beneficiaries	96
9.7	Governing Law; Venue; Waiver of Jury Trial	96
9.8	Severability	97
9.9	Assignment	98
9.10	Affiliate Liability	98
9.11	Specific Performance	98
9.12	Amendment	99
9.13	Extension; Waiver	99
9.14	Non-Recourse	99

ANNEX A

ANNEX B

EXHIBIT A

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 14, 2019 (this “Agreement”), among Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Jagged Peak Energy Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share, of the Company (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of Class A common stock, par value $0.01 per share, of Parent (“Parent Class A Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Class A Common Stock and Parent Class B Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, as an inducement to Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of the Agreement, (i) a certain stockholder of the Company (the “Company Designated Stockholder”) has entered into a voting and support agreement and (ii) a certain stockholder of Parent (the “Parent Designated Stockholder”) has entered into a voting an support agreement (such voting and support agreements described in clauses (i) and (ii) being the “Designated Stockholder Voting Agreements”);

WHEREAS, Parent desires to acquire 100% of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, immediately after the Effective Time, the Surviving Corporation shall be merged with and into a wholly owned limited liability company subsidiary of Parent organized under the laws of the State of Delaware (“LLC Sub”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a wholly owned subsidiary of Parent; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement and the LLC Sub Merger Agreement, taken together, constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Applicable Date	4.5(a)
Balance Sheet Date	4.6(a)
Book-Entry Shares	3.3(b)(ii)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Citi	4.22
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.9(e)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vi)
Company Common Stock	Recitals
Company Contracts	4.19(b)

Definition	Section
Company Designated Stockholder	Recitals
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Reserve Report	4.17(a)
Company SEC Documents	4.5(a)
Company Significant Subsidiaries	4.1
Company Stockholders Meeting	4.4
Company Tax Certificate	6.20(b)
Confidentiality Agreement	6.7(b)
Continuing Employee	6.9(a)
Converted PSU	3.2(b)
Converted RSU	3.2(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
Designated Stockholder Voting Agreements	Recitals
DGCL	2.1
Divestiture Action	6.8(b)
e-mail	9.3
Effective Time	2.2(b)
Eligible Share	3.1(b)(i)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Share	3.1(b)(iii)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Integrated Mergers	Recitals
Joint Proxy Statement	4.4
Letter of Transmittal	3.3(b)(i)
LLC Sub	Recitals
LLC Sub Merger	2.8
LLC Sub Merger Agreement	2.8
Material Company Insurance Policies	4.21
Material Parent Insurance Policies	5.21(a)
Measurement Date	4.2(a)

Definition	Section
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Non-Cancelled Shares	3.1(b)(iii)
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	6.9(e)
Parent Affiliate	9.10
Parent Alternative Acquisition Agreement	6.4(d)(iv)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	6.4(d)(vii)
Parent Class A Common Stock	Recitals
Parent Class B Common Stock	5.2(a)
Parent Contracts	5.19(b)
Parent Designated Stockholder	Recitals
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent Independent Petroleum Engineers	5.17(a)
Parent Intellectual Property	5.14
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Reserve Report	5.17(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stockholders Meeting	4.4
Parent Tax Certificate	6.20(b)
Payoff Letters	6.19
RBCCM	4.22
Registration Statement	4.8
Rights-of-Way	4.16
Surviving Corporation	2.1
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
TPH	5.22
Transaction Litigation	6.11

ARTICLE II

THE MERGER

2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2    Closing.

(a)    The closing of the Merger (the “Closing”) shall take place by the exchange of documents by facsimile, PDF or other electronic means at 9:00 a.m., Houston time, on a date that is three Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)    As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3    Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4    Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.5    Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.6    Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation and the officers of the Company shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.7    Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action so that upon and after the Effective Time, the size of the Parent Board is increased by two members, and, prior to the Closing, (a) one member of the Company Board determined to be independent by the Parent Board and to be mutually agreed between the Company and Parent is appointed to the Parent Board as a Class II director, with a term ending at the 2022 annual meeting of Parent to fill one of the vacancies on the Parent Board created by such increase and with such new Class II director being appointed to the Nominating, Environmental, Social and Governance Committee of the Parent Board and (b) one member of the Company Board determined to be independent by the Parent Board and to be mutually agreed between the Company and Parent is appointed to the Parent Board as a Class I director, with a term ending at the 2021 annual meeting of Parent to fill the other vacancy on the Parent Board created by such increase and with such new Class I director being appointed to the Reserves Committee of the Parent Board; provided, that each such director will have executed, effective upon Closing, a director agreement in form and substance to be reasonably agreed by Parent and the Company prior to the Effective Time.

2.8    Post-Closing Merger. Immediately following the Effective Time, the Surviving Corporation shall merge with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit A (the “LLC Sub Merger Agreement”). At the time of and immediately after the LLC Sub Merger, Parent shall own all of the membership interests and other equity, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

3.1    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)    Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)    Capital Stock of the Company.

(i)    Subject to the other provisions of this Article III, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and Non-Cancelled Shares, but including, for the avoidance of doubt, any Converted PSUs, the “Eligible Shares”) shall be converted into the right to receive from Parent that number of fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (together with any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h), the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.447.

(ii)    All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and (B) any dividends or other distributions in accordance with Section 3.3(g), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)    All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) shall remain outstanding with appropriate adjustment to the number thereof to preserve the relative percentage interest in the Company represented by such shares (collectively, the “Non-Cancelled Shares”).

(c)    Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Class A Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Class A Common Stock (including options to purchase Parent Class A Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2    Treatment of Equity Compensation Awards.

(a)    Company RSUs. Immediately prior to the Effective Time, each Company RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of Parent, the Company or any holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company RSU, but shall be converted (a “Converted RSU”) into an award with respect to a number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU and (y) the Exchange Ratio (rounded down to the nearest whole share of Parent Class A Common Stock). The shares of Parent Class A Common Stock subject to a Converted RSU will be delivered to the holder thereof in accordance with the terms of the Company RSU.

(b)    Company PSUs. Each Company PSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall, at the Effective Time automatically, and without any action on the part of Parent, the Company or any holder thereof, be cancelled and converted (a “Converted PSU”) into a vested right to receive the number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Company Board after consultation with Parent), measured based on a truncated performance period that ends immediately prior to the Effective Time, and (y) the Exchange Ratio (rounded down to the nearest whole share of Parent Class A Common Stock). The shares of Parent Class A Common Stock subject to a Converted PSU will be delivered to the holder thereof in accordance with the terms of the Company PSU. The Company Board shall provide Parent with an estimate of the number of shares of Parent Class A Common Stock that will be subject to the Converted PSUs under this Section 3.2(b) at least three Business Days prior to the Effective Time.

(c)    Prior to the Effective Time, the Company Board and/or the compensation committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company RSUs and the Company PSUs pursuant to the terms of this Section 3.2, (ii) if requested by Parent in writing, cause the Company Equity Plan to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company RSUs or Company PSUs; provided, however, that nothing in this Section 3.2(c) shall prohibit the settlement of an award of Company PSUs or Converted PSUs after the Closing Date pursuant to the terms of such award.

3.3    Payment for Securities; Exchange.

(a)    Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration (including cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h)) to which such holders shall become entitled pursuant to this Article III. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Class A Common Stock issuable to in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Class A Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)    Payment Procedures.

(i)    Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii)    Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii)    DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h), if any) and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)    No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)    With respect to Certificates, if payment of the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g) payable in respect of such shares of Company Common Stock.

(c)    Termination of Rights. All Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) payable in respect of the Eligible Shares previously represented by such Certificates.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)    No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) payable in respect of the shares of Company Common Stock formerly represented by such Certificate.

(g)    Distributions with Respect to Unexchanged Shares of Parent Class A Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Class A Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Class A Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Class A Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Class A Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Class A Common Stock, all whole shares of Parent Class A Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Class A Common Stock were issued and outstanding as of the Effective Time.

(h)    No Fractional Shares of Parent Class A Common Stock. No certificates or scrip or shares representing fractional shares of Parent Class A Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Class A Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Class A Common Stock multiplied by (ii) the volume weighted average price of Parent Class A Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation, LLC Sub and the Exchange Agent and each of their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent that such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding.

3.4    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2017 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to Parent and Merger Sub as follows:

4.1    Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company that constitutes a “significant subsidiary” of the Company within the meaning of Item 601(b)(21)(ii) of Regulation S-K (the “Company Significant Subsidiaries”), each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on October 11, 2019 (the “Measurement Date”): (A) 213,404,153 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding; (B) 1,684,659 Company RSUs were issued and outstanding and 1,213,728 Company PSUs were issued and outstanding at target performance levels; and (C) 17,747,482 shares of Company Common Stock remained available for issuance pursuant to the Company Equity Plan.

(b)    All outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on the Measurement Date, except as set forth in this Section 4.2 and in the Designated Stockholder Voting Agreements and the Company Stockholders’ Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for changes since the Measurement Date resulting from the vesting of Company RSUs or Company PSUs outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than the Company Stockholders’ Agreement and the Designated Stockholder Voting Agreements, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (1) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

4.3    Authority; No Violations; Consents and Approvals.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Merger, to the Company Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except for this Agreement, the Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or any other applicable Antitrust Laws, and the expiration or termination of the applicable waiting period with respect thereto or any consent or approval required pursuant to any other applicable Antitrust Laws; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (y) the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5    SEC Documents; Financial Statements.

(a)    Since December 31, 2018 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)    The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Company SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2019 there has not been, any illegal act or fraud, whether or not material, that involves management or employees of the Company or its Subsidiaries and (iii) is not, and since January 1, 2019 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

4.6    Absence of Certain Changes or Events.

(a)    Since June 30, 2019 (the “Balance Sheet Date”), there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)    From the Balance Sheet Date through the date of this Agreement:

(i)    the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix) (except for clause (E) thereof), (xiii), (xv) or (xix) (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix) (except for clause (E) thereof), (xiii), (xv) or (xix)).

4.7    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2019 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to June 30, 2019; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b)(xi); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Class A Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9    Company Permits; Compliance with Applicable Law.

(a)    The Company and its Subsidiaries hold and at all times since the Balance Sheet Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10    Compensation; Benefits.

(a)    Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Plans.

(b)    True, correct and complete copies of each of the material Company Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments) and summary plan description (with all summaries of material modifications thereto) and all material correspondence to or from any Governmental Entity received in the last three years.

(c)    Each Company Plan has been established, administered, operated, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    There are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    All material contributions required to be made by the Company or any of its Subsidiaries to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any Company Plan, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Plan is, a plan that is or was subject to Title IV of ERISA (including a “multiemployer plan” within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code. No Company Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h)    Except as set forth on Schedule 4.10(h) of the Company Disclosure Letter, other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law and for which the recipient pays the full premium cost of coverage, no Company Plan provides retiree or post-employment or post-service medical or life insurance to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i)    Except as set forth on Schedule 4.10(h) of the Company Disclosure Letter or pursuant to the terms of Schedule 6.9(a) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan,(v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, or (vi) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of the Company or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Each Company Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(k)    No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

4.11    Labor Matters.

(a)    Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and nor employee of the Company or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees since the Applicable Date. With respect to the Transactions, the Company and its Subsidiaries have satisfied all notice, consultation, bargaining, and consent obligations owed to their employees and their employees’ representatives under applicable Law or labor agreement.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization or any other labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    There is, and since the Applicable Date has been, no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, including any such Proceedings alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12    Taxes.

(a)    All material Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all material respects. All material Taxes that are due and payable by the Company or any of its Subsidiaries have been timely paid in full. All material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full, and the Company and its Subsidiaries have complied in all material respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(c)    There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity. There are no Proceedings pending or, to the knowledge of the Company, threatened regarding any material Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)    Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by reason of assumption, operation of Law, or otherwise.

(e)    Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(h)    The Company has made available to Parent complete and correct copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes which has been requested or will remain in effect as of the Closing.

(i)    There are no Encumbrances for material Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(j)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(k)    Neither the Company nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(l)    After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)    The Company is, and has been since formation, properly classified for United States federal income tax purposes as a corporation. No Subsidiary of the Company is a foreign corporation.

4.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14    Intellectual Property.

(a)    The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of the Company, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

4.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16     Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as it is presently conducted in the ordinary course, and subject to the limitations, qualifications, reservations and Encumbrances contained in any Company SEC Document, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Ryder Scott Company, L.P. (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2018 (the “Company Reserve Report”), (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance with Section 6.1(b)(v), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the

Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Company or any of its Subsidiaries related to such Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells that were drilled and completed (and plugged and abandoned) by Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

4.18    Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    the Company and its Subsidiaries and their respective operations and assets are and since the Applicable Date have been in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws;

(b)    the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c)    there has been no Release of any Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, in each case which have resulted in liability to the Company or its Subsidiaries under Environmental Law, and, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned or operated by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d)    there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession or reasonable control of, the Company or its Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent.

4.19    Material Contracts.

(a)    Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $15,000,000 or aggregate payments in excess of $50,000,000;

(iii)    each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv)    any acquisition or divestiture contract that contains “earn -out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $20,000,000;

(v)    any contract pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $20,000,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $20,000,000 annually;

(vi)     each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $20,000,000 in any calendar year or aggregate payments in excess of $50,000,000 that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(vii)    each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(viii)    each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(ix)    each ISDA Master Agreement for any Derivative Transaction;

(x)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(xi)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures from and after January 1, 2019 that would reasonably be expected to be in excess of $25,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii)    each collective bargaining agreement to which the Company is a party or is subject;

(xiii)    each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xiv)    any contract (A) that provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons or any Hydrocarbon marketing, transportation, gathering, processing, storage or similar contract that is (1) in excess of 5,000 MMcf of natural gas per day, or 1,000 barrels of oil per day, in each case over a period of one month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years or (B) pursuant to which the Company reasonably expects to make aggregate payments in excess of $20,000,000 in any of the next three succeeding fiscal years or $50,000,000 over the life of the contract that, in the case of the contracts described in (A) or (B), has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 60 days;

(xv)    each contract for any Company Related Party Transaction;

(xvi)    any contract that provides for a “take-or-pay” clause or minimum volume commitment; or

(xvii)    each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b)    Collectively, the contracts that are required to be set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20    Derivative Transactions.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)    The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.

4.21    Insurance. Set forth on Schedule 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22    Opinions of Financial Advisors.

(a)    The Company Board has received the opinion of the Company’s financial advisor, Citigroup Global Markets Inc. (“Citi”), addressed to the Company Board to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock (other than the Company, Parent, Merger Sub and their respective affiliates). A copy of such opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the receipt thereof (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

(b)    The Company Board has received the opinion of the Company’s financial advisor, RBC Capital Markets, LLC (“RBCCM”), addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Eligible Shares of Company Common Stock. A copy of such opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the receipt thereof (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.23    Brokers. Except for the fees and expenses payable to each of Citi and RBCCM, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24    Regulatory Matters.

(a)    The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.25    Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.24, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement, the Designated Stockholder Voting Agreements or the Transactions.

4.26    No Additional Representations.

(a)    Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this Article IV.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2017 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1    Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

5.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 600,000,000 shares of Parent Class A Common Stock, (ii) 125,000,000 shares of Class B common stock, par value $0.01 per share, of Parent (“Parent Class B Common Stock”), and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Class A Common Stock and Parent

Class B Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) 281,240,390 shares of Parent Class A Common Stock were issued and outstanding, 35,420,258 shares of Parent Class B Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) the shares of Parent Class A Common Stock issued and outstanding include 1,176,897 shares of restricted Parent Class A Common Stock issued pursuant to Parent’s 2014 Amended and Restated Long-Term Incentive Plan, as amended from time to time (the “Parent Equity Plan”); (C) 1,256,781 Parent RSUs were issued and outstanding and 358,240 Parent PSUs were issued and outstanding at target performance levels; and (D) 7,961,297 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent Equity Plan.

(b)    All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Class A Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. The Parent Class A Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Class A Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Class A Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (x) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(b)(y) of the Parent Disclosure Letter. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3    Authority; No Violations; Consents and Approvals.

(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Class A Common Stock and Parent Class B Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained) or Merger Sub, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Except for this Agreement, Parent is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

5.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act or any other applicable Antitrust Laws, and the expiration or termination of the applicable waiting period with respect thereto or any consent or approval required pursuant to any other applicable Antitrust Laws; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5    SEC Documents; Financial Statements.

(a)    Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the

SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)    Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Parent SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2019 there has not been, any illegal act or fraud, whether or not material, that involves management or employees of Parent or its Subsidiaries and (iii) is not, and since January 1, 2019 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries.

5.6    Absence of Certain Changes or Events.

(a)    Since the Balance Sheet Date, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)    From the Balance Sheet Date through the date of this Agreement:

(i)    Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(ii)    neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take any action that, if taken after the date of this Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.2(b)(i), (vi), (vii), (viii) or (xii) (solely as it relates to the foregoing Sections 6.2(b)(i), (vi), (vii) or (viii)).

5.7    No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities provided for on the balance sheet of Parent dated as of June 30, 2019 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019; (b) liabilities not required to be shown on a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to June 30, 2019; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.2(b)(ix); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8    Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.9    Parent Permits; Compliance with Applicable Law.

(a)    Parent and its Subsidiaries hold and at all times since the Balance Sheet Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10    Compensation; Benefits.

(a)    Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Plans.

(b)    True, correct and complete copies of each of the material Parent Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory or opinion letters, if applicable, have been furnished or made available to the Company or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments) and summary plan description (with all summaries of material modifications thereto) and all material correspondence to or from any Governmental Entity received in the last three years.

(c)    Each Parent Plan has been established, administered, operated, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    There are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)    All material contributions required to be made by Parent or any of its Subsidiaries to the Parent Plans pursuant to their terms or applicable Law have been timely made.

(f)    Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Plan. With respect to any Parent Plan, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Plan is, a plan that is or was subject to Title IV of ERISA (including a “multiemployer plan” within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code. No Parent Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h)    Except as set forth on Schedule 5.10(f) of the Parent Disclosure Letter, other than continuation coverage pursuant to Section, 4980B of the Code or any similar state Law and for which the recipient pays the full cost of the premium cost of coverage, no Parent Plan provides retiree or post-employment or post-service medical, or life insurance to any Person, and none of Parent or any of its Subsidiaries has any obligation to provide such benefits.

(i)    Except as set forth on Schedule 5.10(i) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employee of Parent to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee of Parent, (iii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Plan, (iv) otherwise give rise to any material liability under any Parent Plan or (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Plan on or following the Effective Time.

(j)    No Parent Plan is maintained outside the jurisdiction of the United States or covers any employees of Parent whose services for Parent are primarily performed outside of the United States.

5.11    Labor Matters.

(a)    Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and no employee of the Parent or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Parent does not have knowledge of any activity of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees since the Applicable Date. With respect to the Transactions, Parent has satisfied all notice, consultation, bargaining, and consent obligations owed to its employees and its employees’ representatives under applicable Law or labor agreement.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization, or any other labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    There is, and since the Applicable Date has been, no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Parent and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, including any such Proceedings alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2019, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12    Taxes.

(a)    All material Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all material respects. All material Taxes that are due and payable by Parent or any of its Subsidiaries have been timely paid in full. All material withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full, and Parent and its Subsidiaries have complied in all material respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by Parent or any of its Subsidiaries.

(c)    There is no outstanding material claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity. There are no Proceedings pending or, to the knowledge of Parent, threatened regarding any material Taxes of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries.

(d)    Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries, or (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any of its Subsidiaries has any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by reason of assumption, operation of Law, or otherwise.

(e)    Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries.

(h)    Parent has made available to Parent complete and correct copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes which has been requested or will remain in effect as of the Closing.

(i)    There are no Encumbrances for material Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.

(j)    Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(k)    Neither Parent nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(l)    After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)    Each of Parent and Merger Sub is, and has been since formation, properly classified for United States federal income tax purposes as a corporation. No Subsidiary of the Parent is a foreign corporation.

5.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14    Intellectual Property.

(a)    Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of Parent, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries.

5.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

5.16    Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as it is presently conducted in the ordinary course, and subject to the limitations, qualifications, reservations and Encumbrances contained in any Parent SEC Document, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-

of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (in such capacity, the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2018 (the “Parent Reserve Report”), (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance with Section 6.2(b)(v), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, record or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are prepared by Parent and audited by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by Parent or any of its Subsidiaries related to such Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells that were drilled and completed (and plugged and abandoned) by Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

5.18    Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    Parent and its Subsidiaries and their respective operations and assets are and since the Applicable Date have been in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws;

(b)    Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c)    there has been no Release of any Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned or operated by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, in each case which have resulted in liability to Parent or its Subsidiaries under Environmental Law, and neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned or operated by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d)    there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession or reasonable control of, Parent or its Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company.

5.19    Material Contracts.

(a)    Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $100,000,000 or aggregate payments in excess of $200,000,000;

(iii)    each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $60,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(iv)    each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000,000 in any calendar year or over the life of the contract that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(v)    each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi)    each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii)    each collective bargaining agreement to which Parent is a party or is subject;

(viii)    each ISDA Master Agreement for any Derivative Transaction;

(ix)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent;

(x)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures from and after January 1, 2019 that would reasonably be expected to be in excess of $100,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi)    each agreement under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xii)    any contract (A) that provides for the sale by Parent or any of its Subsidiaries of Hydrocarbons (1) in excess of 100 MMcf or 10,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years or (B) pursuant to which Parent reasonably expects to make aggregate payments in excess of $100,000,000 over the life of the contract that, in the case of the contracts described in (A) or (B), has a remaining term of greater than 60 days and does not allow Parent or such Subsidiary to terminate it without penalty to Parent or such Subsidiary within 60 days; or

(xiii)    each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Parent or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of Parent and its Subsidiaries, taken as a whole.

(b)    Collectively, the contracts that are required to be set forth in Section 5.19(a) are herein referred to as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.20    Derivative Transactions. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)    The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

5.21    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    Each of the material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement;

(b)    all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies; and

(c)    as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.22    Opinion of Financial Advisor. The Parent Board has received the opinion of Tudor, Pickering, Holt & Co. (“TPH”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by TPH as set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent. A copy of such opinion will be provided (solely for informational purposes) by Parent to the Company promptly following the execution of this Agreement (it being agreed that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other Person).

5.23    Brokers. Except for the fees and expenses payable to TPH, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.24    Ownership of Company Capital Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Capital Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Capital Stock).

5.25    Business Conduct. Merger Sub was incorporated on October 14, 2019. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.26    Regulatory Matters.

(a)    Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.27    No Additional Representations.

(a)    Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.27 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this Article V.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1    Conduct of Company Business Pending the Merger.

(a)    Except as set forth on Schedule 6.1(a) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)    Except as set forth on Schedule 6.1(b) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or

(C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing and disclosed to Parent as of the date hereof or in respect of any Company RSUs or Company PSUs outstanding as of the date hereof, or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Company Equity Plan and applicable award agreements;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the vesting or lapse of any restrictions on any Company RSUs or Company PSUs outstanding on the date hereof as required by the terms of the Company Equity Plan and applicable award agreements as in effect on the date hereof; (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company; and (C) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii)    amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company Significant Subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than (y) acquisitions or licenses for which the consideration is less than $15,000,000 individually, or (z) acquisitions of inventory or other similar assets in the ordinary course of business or pursuant to existing contracts;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a Company Contract in effect on the date of this Agreement, (B) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (C) sales, leases, exchanges or dispositions for which the cash consideration is less than $15,000,000 individually or $35,000,000 in the aggregate, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business or (F) swaps of assets or property in the Permian Basin, which may include cash consideration, of up to $15,000,000 in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii)    change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    except as resulting from a change in or otherwise required by Law, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries;

(ix)    (A) grant any material increases in the compensation payable or to become payable to any of its directors, officers or key employees except as required by applicable Law or pursuant to a Company Plan existing as of the date hereof, (B) pay or agree to pay to any director, officer or key employee making an annualized salary of more than $300,000, whether past or present, any material pension, retirement allowance or other employee benefit not required by any of any Company Plan existing as of the date hereof; (C) other than as permitted by clause (E) of this paragraph, enter into any new, or materially amend any existing, material employment or severance or termination agreement with any director, officer or key employee making an annualized salary of more than $300,000; (D) establish any material Company Plan which was not in existence or approved by the Company Board prior to the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of materially enhancing any benefits thereunder or terminate any Company Plan; or (E) terminate (other than for cause) any employee or engage any individual who provides material services in the capacity of an independent contractor or hire any employee (unless required to replace an employee whose employment has terminated as permitted herein, and unless the terms of employment for such replacement employee are comparable to those of the former employee being replaced);

(x)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)    (A) retire, repay, defease, repurchase or redeem all or any portion of the outstanding aggregate principal amount of the Company’s 5.875% Senior Unsecured Notes due 2026; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (C) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, (2) by the Company that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly owned Subsidiary of the Company, (3) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), (4) additional Indebtedness in an amount not to exceed $15,000,000 or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3) or (4);

(xii)     (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of existing Company Contract on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to contracts of the type described in Sections 4.19(a)(ix), (xiv), and (xvi) only, in the ordinary course of business consistent with past practice;

(xiii)    cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xiv)    waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other Proceeding in respect of Taxes) other than (A) the settlement of such Proceedings involving only the payment of money (not covered by insurance) by the Company or any of its Subsidiaries of any amount exceeding $10,000,000 in the aggregate; and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xv)    make or commit to make any capital expenditures that are, in the aggregate greater than 115% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 6.1(b)(xv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvi)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xix)    agree to take any action that is prohibited by this Section 6.1(b).

6.2    Conduct of Parent Business Pending the Merger.

(a)    Except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)    Except as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly owned Subsidiary of Parent, (2) quarterly cash dividends by Parent on the shares of Parent Class A Common Stock not to exceed $0.03 per share, with customary record and payment dates, (3) the payment to holders of awards granted under the Parent Equity Plan of dividend equivalents that correspond to such dividends specified in clause (2), and (4) quarterly cash distributions by Parsley Energy, LLC on the units of Parsley Energy, LLC in connection with the payment of such dividends specified in clause (2); (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries; and (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements and (2) the exchange of Parent Class A Common Stock for units of Parsley Energy, LLC and shares of Parent Class B Common Stock in accordance with Parent’s Organizational Documents and the Organizational Documents of Parsley Energy, LLC;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Class A Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (C) below; (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; (C) issuances of awards granted under the Parent Equity Plan in the ordinary course of business consistent with past practice; and (D) issuances of Parent Class A Common Stock in exchange for (i) shares of Parent Class B Common Stock in accordance with Parent’s Organizational Documents and (ii) units in Parsley Energy, LLC in accordance with the Organizational Documents of Parsley Energy, LLC;

(iii)    amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any Subsidiary of Parent that constitutes a “significant subsidiary” of Parent within the meaning of Item 601(b)(21)(ii) of Regulation S-K (other than ministerial changes);

(iv)    merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of Parent or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets or any corporation, partnership, association or other business organization or division thereof, other than (y) in one or more of such transactions involving oil and gas properties in the Permian Basin that do not involve consideration valued in excess of $75,000,000 in the aggregate, or (z) acquisitions of inventory or other similar assets in the ordinary course of business or pursuant to existing contracts;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) sales, leases exchanges or dispositions for which the cash consideration is less than $100,000,000 individually or $250,000,000 in the aggregate, (B) the sale of Hydrocarbons in the ordinary course of business, or (C) swaps of assets or property, which may include cash consideration, of up to $75,000,000 in the aggregate for all such swap transactions; provided, that substantially all of the assets received by Parent in any such swap are located in the Permian Basin;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)    change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    except as resulting from a change in or otherwise required by Law, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of Parent or its Subsidiaries;

(ix)     (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, (2) by Parent that is owed to any wholly owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or a wholly owned Subsidiary of Parent, (3) incurred or assumed in connection with any acquisition permitted by

Section 6.2(b)(iv) (provided that the incurrence or assumption of such Indebtedness would not reasonably be expected to cause a downgrade in Parent’s credit rating), (4) refinancing Indebtedness issued or incurred to refinance any Indebtedness permitted by the foregoing clauses (1), (2), or (3); or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3), or (4);

(x)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xi)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xii)    agree to take any action that is prohibited by this Section 6.2(b).

6.3    No Solicitation by the Company.

(a)    From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Within one Business Day of the date of this Agreement the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the six months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b)    From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii)    furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement entered into in compliance with Section 6.3(e)(ii)); or

(v)    submit any Company Competing Proposal to the approval of the stockholders of the Company;

provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)    From and after the date of this Agreement, the Company shall promptly (and in any event within the shorter of one Business Day and 48 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within the shorter of one Business Day and 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event within the shorter of one Business Day and 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one Business Day and 48 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one Business Day and 48 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)    Except as permitted by Section 6.3(e), the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii)    fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii)    approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v)    in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer; or

(vi)    if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five Business Days after the Company so requests in writing or (B) three

Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii)    cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary:

(i)    the Company Board or any committee thereof may after consultation with its outside legal counsel, make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)    prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) or 6.3(b)(iii) with any Person if (1) the Company receives a bona fide written Company Competing Proposal from such Person and (2) such Company Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board or any committee thereof in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibits the Company from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one Business Day and 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal, and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii)    prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party and did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board or any committee thereof so chooses, the Company Board or any committee thereof may effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A)    the Company Board or any committee thereof determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B)    the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)    the Company provides Parent written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Company Board or a committee thereof intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D)    after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board or a committee thereof not to effect a Company Change of Recommendation in response thereto; and

(E)    at the end of the four Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board or a committee thereof takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period; and

(iv)    prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board or a committee thereof so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A)    the Company Board or a committee thereof determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B)    the Company Board or a committee thereof determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)    the Company provides Parent written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Company Board or a committee thereof intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D)    after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)    at the end of the four Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board or a committee thereof takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f)    During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board or a committee thereof determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board or a committee thereof and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two Business Days prior to taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.3(f) or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, would have been prohibited by this Section 6.3(f) during the 30 days prior to the date of this Agreement.

(g)    Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

6.4    No Solicitation by Parent.

(a)    From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal.

(b)    From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)    furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal; or

(v)    submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information).

(c)    From and after the date of this Agreement, Parent shall promptly (and in any event within the shorter of one Business Day and 48 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly

(and in any event within the shorter of one Business Day and 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within the shorter of one Business Day and 48 hours), of any material development regarding the status or terms of any such Parent Competing Proposal (including any amendments thereto) or material requests and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one Business Day and 48 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person.

(d)    Except as permitted by Section 6.4(e), Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)    fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii)    approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal;

(iv)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(v)    in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Class A Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)    if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five Business Days after the Company so requests in writing or (B) three Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vii)    cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary,

(i)    Parent, directly or indirectly through its Representatives, may after consultation with its outside legal counsel, make such disclosures as the Parent Board or any committee thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d);

(ii)    prior to, but not after, receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board or a committee thereof so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A)    the Parent Board or a committee thereof determines in good faith after consultation with its financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)    the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)    Parent provides the Company written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Parent Board or a committee thereof intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)    after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)    at the end of the four Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board or a committee thereof takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(ii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(ii) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f)    Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by a director or officer of Parent or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

6.5    Preparation of Joint Proxy Statement and Registration Statement.

(a)    Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b)    Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, (i) a mutually acceptable Joint Proxy Statement relating to matters submitted to the holders of Company Common Stock at the Company Stockholders Meeting and matters submitted to holders of Parent Capital Stock at the Parent Stockholders Meeting and (ii) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)    Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)    If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.

6.6    Stockholders Approval.

(a)    The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date. The Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Parent or as required by applicable Law, the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(b)    Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except as permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent approve the Parent Stock Issuance and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Class A Common Stock and Parent Class B Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Class A Common Stock and Parent Class B Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date. Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c)    The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(d)    Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e)    Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7    Access to Information.

(a)    Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)    No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is regarding the value of the transaction or is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)    No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)    Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a Phase II) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)    No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)    The Confidentiality Agreement dated as of September 3, 2019 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.8    HSR and Other Approvals.

(a)    Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and 6.8(c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Joint Proxy Statement). The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent (which consent, subject to Section 6.8(b), may be withheld in Parent’s sole discretion).

(b)    As promptly as reasonably practicable following the execution of this Agreement, but in no event later than 15 Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings and in connection with obtaining all required consents, authorizations, orders, expirations, terminations, waivers, or approvals under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act, including requesting early termination of the HSR Act waiting period. Parent and the Company shall each use its reasonable best efforts to promptly make an appropriate response to any request for information from any

Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Antitrust Laws designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from any Antitrust Authority. Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Outside Date; provided, further, however, that, notwithstanding any other provisions of this Agreement, none of Parent or any of its Subsidiaries shall be required to take or agree to take any Divestiture Action or other action that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the event that any action challenging the Merger as violative of any Antitrust Law is threatened or instituted, Parent shall take such action, including any Divestiture Action except as would not have a Parent Material Adverse Effect, as may be necessary to avoid, resist or resolve such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.8(b) so as to preserve any applicable privilege.

(c)    Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration or termination of the required waiting period under the HSR Act or any other applicable Antitrust Law.

6.9    Employee Matters.

(a)    For a period of 12 months following the Closing Date (or, if earlier, until the termination of employment of the relevant employee), Parent shall cause each employee who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation, LLC Sub or any of their Subsidiaries) on the Closing Date (a “Continuing Employee”) to be provided with (i) annual base salary or base wage rate that is no less favorable than the annual salary or base wage rate in effect for such Continuing Employee immediately prior to the date hereof, (ii) a target annual cash incentive opportunity that is no less favorable than the target annual cash incentive opportunity provided by Parent or its Subsidiaries to similarly situated employees of Parent or its Subsidiaries, and (iii) employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, or post-termination or retiree health or welfare benefits) that are, in the aggregate, substantially comparable to those (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, or post-termination or retiree health or welfare benefits) in effect for either (i) such Continuing Employee immediately prior to the date hereof through the Company Plans, or (ii) similarly situated employees of Parent or its Subsidiaries.

(b)    From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to take commercially reasonable efforts to credit the Continuing Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than for any purposes with respect to any equity or equity-based benefits, “defined benefit plan” as defined in Section 3(35) of ERISA, disability benefits, retiree medical benefits or to the extent it would result in a duplication of benefits or duplicate compensation for the same period of service) in which the Continuing Employees participate, for such Continuing Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan in effect immediately prior to the Closing Date.

(c)    In the calendar year in which the Closing Date occurs, Parent shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health coverage of any Continuing Employee and his or her covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Parent Plan to the extent such Continuing Employee and his or her covered, eligible dependents are covered under an analogous Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred and contributions to flexible spending accounts prior to the Closing Date for which payments have been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Plan in effect immediately prior to the Closing Date.

(d)    From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to assume and honor their respective obligations under all employment, severance, change in control and other agreements, if any, between the Company (or a Subsidiary thereof) and an individual employed prior to the Closing Date by the Company or a Subsidiary thereof.

(e)    Prior to the Closing Date, if requested by Parent in writing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause each Company Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated effective no later than the Business Day preceding the Closing Date; provided, however, that such action may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.9(e) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. As soon as reasonably practicable following the Effective Time, Parent shall use commercially reasonable efforts to take any and all action as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (i) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan and (ii) cause each Continuing Employee to become a participant in the Parent 401(k) Plan as soon as reasonably practicable following the Closing Date (giving effect to the service crediting provisions of Section 6.9(b)).

(f)    For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, LLC Sub, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of the Closing Date for the calendar year in which the Closing Date occurs.

(g)    Nothing in this Section 6.9 is intended to (a) prevent Parent, the Surviving Corporation, LLC Sub or any of their Affiliates (i) from establishing, amending or terminating any of their respective Employee Benefit Plans or any other benefit or compensation plan, policy, program, contract, agreement or arrangement or, after the Effective Time, any Company Plan or (ii) from terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason or (b) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation and following the consummation of the LLC Sub Merger, LLC Sub) or any particular term or condition of employment or service.

(h)    Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee, Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9.

6.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at, or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three years.

(b)    Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c)    Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)    Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)    In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11    Transaction Litigation. Except for any Proceeding taken by any Antitrust Authority which shall be subject to Sections 6.8(b) and 6.8(c), in the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation, as applicable, other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13    Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14    Transfer Taxes. Except as otherwise provided in Section 3.3(b), all Transfer Taxes imposed with respect to the Merger or the transfer of shares of Company Common Stock pursuant to the Merger shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

6.15    Reasonable Best Efforts; Notification. Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI:

(a)    upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions; and

(b)    subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions).

6.16    Derivative Contracts. The Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives in the amendment or novation of any Derivative Transaction of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

6.17    Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.18    Stock Exchange Listing and Delisting. Parent shall take all action necessary to cause the Parent Class A Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the 15 days following the Closing Date, the Company shall make available to Parent, at least ten Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.19    Prepayment of Company Credit Facility. Not less than three Business Days prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver to Parent from the administrative agent under the Company Credit Facility, a copy of a payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, Debt Prepayment Expenses, and all fees, costs and expenses as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder the loan documents shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and such holder shall release and terminate all Liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facility (the “Payoff Letters”), together with any applicable documents necessary to evidence the release and termination of all Liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

6.20    Tax Matters.

(a)    Each of Parent and the Company will use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take (and will use its reasonable best efforts to prevent any Affiliate of such Party from taking) any actions that could reasonably be expected to prevent the Integrated Mergers from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will comply, to the extent reasonably expected to be necessary to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with all representations, warranties, and covenants contained in the Parent Tax Certificate and the Company Tax Certificate, respectively.

(b)    Parent and the Company will cooperate with one another to facilitate the issuance of the opinions of counsel referred to in Section 7.2(d) and Section 7.3(d). In connection therewith, (i) Parent shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d), as applicable (the “Parent Tax Certificate”) and (ii) the Company shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d), as applicable (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and Parent and the Company shall provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.2(d) and Section 7.3(d).

(c)    This Agreement is intended to constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

6.21    Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.22    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)    Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b)    Regulatory Approval. Any waiting period or clearance applicable to the Transactions under the HSR Act and any other applicable Antitrust Laws shall have been terminated, expired or been obtained.

(c)    No Injunctions or Restraints. No Governmental Entity (including any Antitrust Authority) having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)    NYSE Listing. The shares of Parent Class A Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(b) (Capital Structure), Section 4.3(a) (Authority), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(b), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) (except for the second sentence of Section 4.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)    Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (a) have been satisfied.

(d)    Tax Opinion. Parent shall have received an opinion from Kirkland & Ellis LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(d), Kirkland & Ellis LLP shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)    Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)    Tax Opinion. The Company shall have received an opinion from Vinson & Elkins LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(d), Vinson & Elkins LLP shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.4    Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1    Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if any Governmental Entity (including any Antitrust Authority) having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)    if the Merger shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on May 14, 2020 (such date being the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)    in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (a) or Section 7.3(a) or (a), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching Party of such breach and (ii) three Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)    if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; or

(c)    by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); and

(d)    by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

8.2    Notice of Termination; Effect of Termination.

(a)    A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)    In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.

8.3    Expenses and Other Payments.

(a)    Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)    If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three Business Days after notice of termination of this Agreement.

(c)    If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three Business Days after notice of termination of this Agreement.

(d)    If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval) and the Company Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval) and the Parent Termination Fee is not otherwise payable by Parent pursuant to this Section 8.3, then Parent shall pay the Company the Company Expenses, in each case, no later than three Business Days after notice of termination of this Agreement.

(e)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date)

at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven Business Days prior to the date of such termination, and (ii) within twelve months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(d)(i). For purposes of this Section 8.3(e), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(f)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven Business Days prior to the Parent Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven Business Days prior to the date of such termination, and (ii) within twelve months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(d)(ii). For purposes of this Section 8.3(f), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(g)    In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee or more than one payment of Parent Expenses. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee or more than one payment of Company Expenses. If the Company receives the Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1    Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and Article III, and Section 4.26 (No Additional Representations), Section 5.27 (No Additional Representations), Section 6.7(a)(i) and 6.7(b) (Access to Information), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), Section 6.20 (Tax Matters) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3    Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent or Merger Sub, to:

Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701
Attention: General Counsel
E-mail: CRoberts@parsleyenergy.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Sean T. Wheeler, P.C.
Julian Seiguer, P.C.
Kim Hicks
E-mail: sean.wheeler@kirkland.com
julian.seiguer@kirkland.com
kim.hicks@kirkland.com

(ii) if to the Company, to:

Jagged Peak Energy, Inc.
1401 Lawrence Street, Suite 1800
Denver, Colorado 80202
Attention: General Counsel
E-mail: chumber@jaggedpeakenergy.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP 1001 Fannin, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill
Facsimile: (713) 615-5956
E-mail: sgill@velaw.com

9.4    Rules of Construction.

(a)    Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)    The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, or as an exception to Section 6.1 or Section 6.2, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties, or all other subclauses of Section 6.1 or Section 6.2, to the extent that the relevance of such item to such representations or warranties, or to such other subclauses of Section 6.1 or Section 6.2, is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); any Governmental Entity include any successor to that Governmental Entity; (ii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iii) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (iv) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on Edgar, or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its representatives, in each case, prior to the execution of this Agreement.

9.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6    Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, Designated Stockholder Voting Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock or, where applicable, Converted PSUs, to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s Willful and Material Breach of this Agreement or intentional fraud, then the Company’s stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

9.7    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE

UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8    Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10    Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including any Company Designated Stockholder and any Affiliate of any Company Designated Stockholder and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) any Company Designated Stockholder or any Affiliate of any Company Designated Stockholder or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the applicable Designated Stockholder Voting Agreement or the transactions contemplated hereby or thereby, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the applicable Designated Stockholder Voting Agreement between such Company Designated Stockholder and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby, and the Company hereby waive and release all claims of any such liability and obligation.

9.11    Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12    Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13    Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.14    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, Company or the Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JACKAL MERGER SUB, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JAGGED PEAK ENERGY INC.

By:	/s/ James J. Kleckner
Name:	James J. Kleckner
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on banks in the State of New York are authorized or obligated to be closed.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of February 1, 2017, by and among Jagged Peak Energy Inc., as parent guarantor, Jagged Peak Energy LLC, as borrower, Wells Fargo Bank, National Association, as administrative agent and issuing lender, and the lenders named therein, as further amended and supplemented.

“Company Equity Plan” means the Jagged Peak 2017 Long-Term Incentive Plan.

“Company Expenses” means a cash amount equal to $54,010,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

Annex A

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company PSUs” means any performance stock units granted under the Company Equity Plan.

“Company Related Party Transaction” means any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries.

“Company RSUs” means any restricted stock units (other than Company PSUs) granted under the Company Equity Plan.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Stockholders’ Agreement” means that certain Stockholders’ Agreement by and among the Company, Q-Jagged Peak Investment Partners, LLC, Jagged Peak Management Holdings LLC and the individuals designated as Management therein, dated as of February 1, 2017.

“Company Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any

Annex A

Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

“Company Termination Fee” means $57,435,000.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Debt Prepayment Expenses” means all prepayment or termination fees, expenses or breakage costs, redemption prices or premiums (including any “make-whole” premiums) and penalties in each case payable in connection with any redemption, prepayment, defeasance or other satisfaction of amounts for any outstanding Indebtedness of the Company and its Subsidiaries under the Company Credit Facility.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DTC” means The Depositary Trust Company.

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“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, contract agreement, arrangement, program or practice.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

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“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (d) indebtedness of others as described in clauses (a) through (c) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, injunction, award, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Lien” means any claim, lien, option to purchase or lease, right of first offer or refusal, buy-sell agreement, defect in title, charge, condition, easement, right-of-way, encroachment, building or use restriction, conditional sales agreement, title retention agreement, restriction on transfer, voting agreement, voting trust, proxy, preemptive right (whether statutory or contractual), member/shareholder or similar agreement, adverse claim (as defined in Section 8-102(a)(1) of the Uniform Commercial Code), mortgage, deed of trust, pledge, hypothecation, Encumbrance, security interest or other lien of any kind.

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“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business, or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)    general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)    conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)    conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)    political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;

(vi)    the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)    any actions taken or failure to take action, in each case, to which the other Party has requested;

(viii)    compliance with the terms of, or the taking of any action expressly permitted by, this Agreement;

(ix)    the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by Parent or expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the ordinary course

Annex A

of business (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable), the public announcement of this Agreement or the Transactions (provided that this clause (ix) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(x)    any litigation brought by any holder of Company Capital Stock against the Company or holder of Parent Capital Stock against Parent, or against any of their respective Subsidiaries and/or respective directors or officers relating to the Merger and any of the other Transactions or this Agreement;

(xi)    changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

(xii)    any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or

(xiii)    any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other transactions contemplated by this Agreement;

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry in the Permian Basin (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

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“Oil and Gas Properties” means all right, title and interest in (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests and other non-working interests and non-operating interests derived from Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments or other similar agreements or instruments, surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Parent Class A Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Parent Class A Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Expenses” means a cash amount equal to $16,410,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement. (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement).

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“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent PSUs” means any performance-based restricted stock units granted under the Parent Equity Plan.

“Parent RSUs” means any restricted stock units (other than Parent PSUs) granted under the Parent Equity Plan.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Termination Fee” means $189,035,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)    to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, organizational documents and other similar agreements and documents;

(b)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP;

(c)    Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;

(d)    Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership

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arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)    such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)    all easements, conditions, covenants, restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)    any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)    Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i)    Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

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“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

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“Taxes” means (i) any and all taxes and similar charges, levies or other assessments of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, escheat and unclaimed property obligations, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Governmental Entity, and (ii) any and all liabilities in respect an item described in clause (i) payable under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by reason of contract, assumption, operation of Law, or otherwise.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Integrated Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

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Exhibit 4.1

Execution Version

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October 14, 2019, is by and among Parsley Energy, Inc., a Delaware corporation (the “Company”), Q-Jagged Peak Energy Investment Partners, LLC, a Delaware limited liability company (the “Initial Holder”), and the other Holders from time to time parties hereto.

RECITALS:

WHEREAS, this Agreement is being entered into pursuant to the Agreement and Plan of Merger dated as of October 14, 2019, among the Company, Jackal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, and Jagged Peak Energy Inc., a Delaware corporation (the “Merger Agreement”); and

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, the Company will issue to the Initial Holder the Class A Shares (as defined below) in accordance with the terms of the Merger Agreement.

WHEREAS, this Agreement shall become effective as of the Effective Time (as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means (a) as to any Person, other than an individual Holder, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person and (b) as to any individual, (i) any Relative of such individual, (ii) any trust whose primary beneficiaries are one or more of such individual and such individual’s Relatives, (iii) the legal representative or guardian of such individual or any of such individual’s Relatives if one has been appointed and (iv) any Person controlled by one or more of such individual or any Person referred to in clauses (i), (ii) or (iii) above. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, (a) (i) the Company, on the one hand, and the Holders, on the other hand, shall not be considered Affiliates and (ii) any fund, entity or account managed, advised or sub-advised, directly or indirectly, by a Holder or any of its Affiliates, shall be considered an Affiliate of such Holder and (b) with respect to any fund, entity or account managed, advised or sub-advised directly or indirectly, by any Holder or any of its Affiliates, the direct or indirect equity owners thereof, including limited partners of any Holder or any Affiliate thereof, shall be considered an Affiliate of such Holder.

“Agreement” has the meaning set forth in the introductory paragraph.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Class A Common Stock” means the Class A common stock of the Company, par value $0.01 per share.

“Class A Shares” means the number of shares of Class A Common Stock issuable to the Initial Holder pursuant to the terms of the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.4(c)(i).

“DE Registration Rights Agreement” has the meaning set forth in Section 2.10.

“Effective Time” has the meaning assigned such term in the Merger Agreement.

“Effectiveness Period” has the meaning set forth in Section 2.1(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Holder” means any record holder of Registrable Securities.

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Losses” has the meaning set forth in Section 3.1.

“Majority Holders” shall mean, at any time, the Holder or Holders of more than fifty percent (50%) of the Registrable Securities at such time

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

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“Merger Agreement” has the meaning set forth in the recitals.

“Minimum Number of Registrable Securities” means 1,000,000 Registrable Securities; provided, however, that such number of Registrable Securities shall be appropriately adjusted in connection with any event described in Section 6.5.

“Permitted Transferee” means any Affiliate of a Holder, provided that such Transferee has delivered to the Company a duly executed Adoption Agreement.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggybacking Holder” has the meaning set forth in Section 2.4(a).

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.4(a).

“Proceeding” shall mean an action, claim, suit, arbitration or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registrable Securities” shall mean (a) the Class A Shares and (b) any securities issued or issuable with respect to the Class A Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such Registrable Security has been disposed of pursuant to an effective Registration Statement, (ii) such Registrable Security is disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act, or (iii) such Registrable Security has been sold or disposed of in a transaction in which the Transferor’s rights under this Agreement are not assigned to the Transferee pursuant to Article V; and provided, further, that any security that has ceased to be a Registrable Security shall not thereafter become a Registrable Security and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities shall not be a Registrable Security.

“Registration Expenses” means all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, road show expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., and fees of transfer agents and registrars, but excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

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“Relative” means, with respect to any natural person: (a) such natural person’s spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of a natural person described in clause (b) of this definition.

“Requesting Holder” has the meaning set forth in Section 2.2(a).

“Requesting Holder Securities” has the meaning set forth in Section 2.2(c)(i).

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(c).

“Section 2.4 Maximum Number of Shares” has the meaning set forth in Section 2.4(c).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities, (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering, and (d) fees and expenses of counsel engaged by any Holders (subject to Article III).

“Selling Holder” means a Holder selling Registrable Securities pursuant to a Registration Statement.

“Shelf Piggybacking Holder” has the meaning set forth in Section 2.2(b).

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Shelf Underwritten Offering Request” has the meaning set forth in Section 2.2(a).

“Suspension Period” has the meaning set forth in Section 2.3.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means an offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Class A Common Stock are sold to an underwriter on a firm commitment basis for reoffering to the public.

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“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and Holders could be named as selling security holders without the filing of a post-effective amendment thereto (other than a post-effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

ARTICLE II

REGISTRATION RIGHTS

Section 2.1    Shelf Registration.

(a)    As soon as practicable after the date of this Agreement, and in any event within 10 Business Days, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the SEC then in effect) (the “Shelf Registration Statement”), and the Company shall use commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, including by filing an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act to the extent the Company is then a WKSI. Following the effective date of the Shelf Registration Statement, the Company shall notify the Holders of the effectiveness of such Registration Statement.

(b)    The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Corporation, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities and shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holders and requested by the Majority Holders.

(c)    The Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement (as to all Holders) pursuant to Section 6.1 (the “Effectiveness Period”).

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(d)    When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2    Underwritten Shelf Offering Requests.

(a)    In the event that any Holder or group of Holders elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $150 million from such Underwritten Offering (including proceeds attributable to any Registrable Securities included in such Underwritten Offering by any Shelf Piggybacking Holders), the Company shall, at the request (a “Shelf Underwritten Offering Request”) of such Holder or Holders (in such capacity, a “Requesting Holder”), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected pursuant to Section 2.2(d) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Requesting Holders in order to expedite or facilitate the disposition of such Registrable Securities and, subject to Section 2.2(c), the Registrable Securities requested to be included by any Shelf Piggybacking Holder (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate in more than two Shelf Underwritten Offerings that are initiated by a Holder pursuant to this Section 2.2 during any 12-month period (and no more than one Shelf Underwritten Offering in any 90-day period).

(b)    If the Company receives a Shelf Underwritten Offering Request, it will give written notice of such proposed Shelf Underwritten Offering to each Holder (other than the Requesting Holder) that, together with such Holder’s Affiliates, holds at least the Minimum Number of Registrable Securities, which notice shall be held in strict confidence by such Holders and shall include the anticipated filing date of the related Underwritten Offering Filing and, if known, the number of shares of Class A Common Stock that are proposed to be included in such Shelf Underwritten Offering, and of such Holders’ rights under this Section 2.2(b). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Shelf Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company and the Requesting Holder that the giving of notice pursuant to this Section 2.2(b) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering); and provided further, that the Company shall not so notify any such other Holder that has notified the Company (and not revoked such notice) requesting that such Holder not receive notice from the Company of any proposed Shelf Underwritten Offering. If such notice is delivered pursuant to this Section 2.2(b), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.2(b) to request inclusion of Registrable Securities in the Shelf Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities)

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(any such Holder making such request, a “Shelf Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Shelf Underwritten Offering.

(c)    If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Company and the Requesting Holders in writing, with a copy to be provided upon request to any Shelf Piggybacking Holder, of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by the Shelf Piggybacking Holders (and any other shares of Class A Common Stock requested to be included by any other Persons having registration rights with respect to such offering), when added to the number of Registrable Securities proposed to be offered by the Requesting Holders, would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

(i)    First, all Registrable Securities that the Requesting Holder and Shelf Piggybacking Holders requested to be included therein (the “Requesting Holder and Shelf Piggybacking Holders Securities”) (pro rata among the Requesting Holders and Shelf Piggybacking Holders based on the number of Registrable Securities each requested to be included), and

(ii)    Second, to the extent that the number of Requesting Holder and Shelf Piggybacking Holders Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Class A Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of Class A Common Stock each requested to be included.

(d)    The Company shall propose three or more nationally prominent firms of investment bankers reasonably acceptable to the Company and the Initial Holder to act as the Managing Underwriter or as other underwriters in connection with such Shelf Underwritten Offering from which the holders of more than 50% of the Registrable Securities to be so offered shall select the Managing Underwriter and the other underwriters. The Requesting Holders shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.3.

Section 2.3    Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay filing or effectiveness of a Shelf Registration Statement (or any amendment thereto) or effecting a Shelf Underwritten Offering or (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to each Holder whose Registrable Securities are included in such Shelf Registration Statement (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event such Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), in each case for a period of up to 60 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending

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financing or other transaction involving the Company, including a proposed sale of Class A Common Stock pursuant to a Company Registration Statement, (B) that such registration or offering would render the Company unable to comply with applicable securities laws or (C) that such registration offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 120 days in any 12-month period.

Section 2.4    Piggyback Registration Rights.

(a)    Subject to Section 2.4(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Class A Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to each Holder that, together with such Holder’s Affiliates, holds at least the Minimum Number of Registrable Securities, which notice shall be held in strict confidence by such Holders and shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Class A Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.4(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Piggyback Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company that the giving of notice pursuant to this Section 2.4(a) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering). If such notice is delivered to pursuant to this Section 2.4(a), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.4(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.4(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Piggybacking Holders; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.4(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Piggybacking Holders (which such Holders will hold in strict confidence) and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be

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permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Class A Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

(b)    Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.4 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)    If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company, of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Class A Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Class A Common Stock requested to be included by any other Persons having registration rights on parity with the Piggybacking Holders with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering (the “Section 2.4 Maximum Number of Shares”), shares of Class A Common Stock in the following priority:

(i)    First, (A) if the Piggyback Underwritten Offering is for the account of the Company, all shares of Class A Common Stock that the Company proposes to include for its own account (the “Company Securities”) or, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, all shares of Class A Common Stock that such Persons propose to include (the “Other Securities”); and

(ii)    Second, (A) if the Piggyback Underwritten Offering is for the account of the Company, to the extent that the number of Company Securities is less than the Section 2.4 Maximum Number of Shares, the shares of Class A Common Stock requested to be included by the Piggybacking Holders and holders of any other shares of Class A Common Stock requested to be included by Persons having rights of registration on parity with the Piggybacking Holders with respect to such offering, pro rata among the Piggybacking Holders and such other holders based on the number of shares of Class A Common Stock each requested to be included and, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, to the extent that the number of Other Securities is less than the Section 2.4 Maximum Number of Shares, the shares of Class A Common Stock requested to be included by the Piggybacking Holders, pro rata among the Piggybacking Holders.

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Section 2.5    Participation in Underwritten Offerings.

(a)    In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.4, the underwriting agreement into which each Selling Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

(b)    Any participation by Holders in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company.

(c)    In connection with any Piggyback Underwritten Offering in which any Holder has the right to include Registrable Securities pursuant to Section 2.4, such Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.5(a)), custody agreements, lock-ups or “hold back” agreements pursuant to which such Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering), powers of attorney and questionnaires.

Section 2.6    Registration Procedures.

(a)    In connection with its obligations under this Article II, the Company will:

(i)    promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder or Selling Holder thereof set forth in such Registration Statement;

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(ii)    furnish to each Selling Holder such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Selling Holder may reasonably request;

(iii)    if applicable, use commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Selling Holder thereof shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)    in connection with an Underwritten Offering, use all commercially reasonable efforts to provide to each Selling Holder a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering;

(v)    promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such Selling Holder promptly prepare and file or furnish to such Selling Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)    otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and shall furnish to each such Selling Holder at least the Business Day prior to the filing thereof a copy of any amendment or supplement to such Registration Statement or prospectus;

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(vii)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)    cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Class A Common Stock is then listed; and

(ix)    enter into such customary agreements and take such other actions as the Holder or Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(x)    cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)    Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.6(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.6(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.6(b).

Section 2.7    Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.8    Restrictions on Public Sale by Holders; Lockups. Each Holder agrees not to effect any public sale or distribution of Registrable Securities for a period of up to 30 days following completion of an Underwritten Offering of equity securities by the Company; provided that (i) the Company gives written notice to such Holder of the date of the commencement and termination of such period with respect to any such Underwritten Offering and (ii) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters of such public sale or distribution on the Company or on the officers or directors or any other shareholder of the Company on whom a restriction is imposed; provided further, that this Section 2.8 shall not apply to any Holder that, (i) together with such Holder’s Affiliates, holds less than 5% of the Company’s outstanding Class A Common Stock or (ii) has delivered (and not revoked) an Opt-Out Notice to the Company.

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Section 2.9    Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

Section 2.10    Other Registration Rights. From and after the date hereof, the Company shall not, without the prior written consent of the Majority Holders, enter into or amend any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any registration statement filed by the Company for such Holders on a basis other than expressly subordinate to, the piggyback rights of the Holders hereunder; provided, that in no event shall the Company enter into any agreement that would permit another holder of securities of the Company to participate on a pari passu basis (in terms of priority of cut-back based on advice of underwriters) with a Requesting Holder in a Shelf Underwritten Offering. The Holders acknowledge that the piggyback rights with respect to shares of Class A Common Stock granted to certain persons pursuant to (a) the Second Amended and Restated Registration Rights Agreement dated April 20, 2017, by and among the Company, Parsley Energy, LLC and the Owners (as defined therein) and (b) the Registration Rights and Lock-Up Agreement dated April 20, 2017 (the “DE Registration Rights Agreement”), by and among the Company and the holders party thereto (each as may be amended or supplemented from time to time) shall, subject to Section 2.10 of the DE Registration Rights Agreement, rank pari passu with the piggyback rights of the Holders hereunder.

ARTICLE III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1    Indemnification by the Company. The Company will indemnify and hold harmless each Selling Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, any filing made in connection with the qualifications of the offering under the securities or other Blue Sky laws of any jurisdiction in which Registrable Securities are offered, or any other offering document (including any related notification, or the like) incident to any such registration, qualification, or compliance, or based on any or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), or any violation by the Company of this Agreement, the Securities Act or the Exchange Act, or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

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Section 3.2    Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use in any Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus.

Section 3.3    Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to

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the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

Section 3.4    Contribution.

(a)    If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)    The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, no Holder shall be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV

RULE 144

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(a)    make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

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(b)    file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)    so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

ARTICLE V

TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Securities under Article II of this Agreement may be transferred or assigned by each Holder to one or more Transferees or assignees of Registrable Securities if such Transferee is a Permitted Transferee and such Transferee has delivered to the Company a duly executed Adoption Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Effectiveness. This Agreement shall not become effective until the Effective Time and shall thereafter be effective until terminated in accordance with the terms of this Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate, regardless of any other provisions set forth in this Agreement.

Section 6.2    Termination. After effectiveness in accordance with Section 6.1, this Agreement shall terminate, and the parties shall have no further rights or obligations hereunder on (a) the tenth anniversary of the date hereof or (b) as to any Holder, on such earlier date on which both (i) such Holder, together with such Holder’s Affiliates, owns less than 2.5% of the Company’s voting securities and (ii) all Registrable Securities owned by such Holder and such Holder’s Affiliates may be sold without restriction (including any limitation thereunder on volume or manner of sale and without the need for current public information) pursuant to Rule 144 under the Securities Act; provided, however, that Article III shall survive any termination hereof.

Section 6.3    Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 6.4    Governing Law; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

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(b)    THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE OF ANY DECISION OF AN ARBITRAL TRIBUNAL MADE PURSUANT TO THIS PROVISION.

Section 6.5    Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Class A Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6    Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any Holder without the prior written consent of the Company.

Section 6.7    Notices. All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed to have been given if (i) personally delivered or sent by telecopier, (ii) sent by nationally recognized overnight courier (iii) sent by registered or certified mail, postage prepaid, return receipt requested or (iv) email, addressed as follows:

(a)    If to the Company, to:

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701Attention: General Counsel

Email: CRoberts@parsleyenergy.com

(b)    If to an Initial Holder, to the address of the Initial Holder as it appears on the Initial Holder’s signature page attached hereto or such other address as may be designated in writing by the Initial Holder; and

(c)    If to any other Holders, to their respective addresses set forth on the applicable Adoption Agreement;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any such communication shall be deemed to have been received (a) when delivered, if personally delivered or sent by telecopier, (b) the next

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Business Day after delivery, if sent by nationally recognized, overnight courier(c) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail and (d) upon actual receipt of the email, if sent via email.

Section 6.8    Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Majority Holders. No course of dealing between the Company and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9    Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

Section 6.10    Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

Address:

Prior to November 1, 2019:

1401 McKinney St, Suite 2700
Houston, TX 77010

After October 31, 2019:

800 Capitol St, Suite 3600
Houston, TX 77002

Contact Person: General Counsel
Telephone No: 713-452-2020
Email: GeneralCounsel@quantumep.com

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of October 14, between Parsley Energy, Inc. (the “Company”) and the Holders party thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.

Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Class A Common Stock of the Company, subject to the terms and conditions of Registration Rights Agreement, among the Company and the Holders party thereto.

2.

Agreement. Transferee (i) agrees that the shares of Class A Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.

Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Class A Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:
Contact Person:
Telephone No:
Email:

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of October 14, 2019 (the “Agreement”), between Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Q-Jagged Peak Energy Investment Partners, LLC (the “Holder”), and Jagged Peak Energy Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company and Merger Sub are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub, a direct, wholly owned Subsidiary of Parent with and into the Company (the “Merger”), as a result of which the Company shall be the Surviving Corporation and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner (as defined below) of 146,337,026 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (such shares of Company Common Stock, the “Shares”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Shares; and

WHEREAS, Parent and the Company desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Shares, and to vote its Shares in a manner so as to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1    Definitions. This Agreement is one of the “Designated Stockholder Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Shares owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Shares subject to Article III that is less than the amount of Shares subject to Article III as of the date hereof.

ARTICLE II

AGREEMENT TO RETAIN SHARES

2.1    Transfer and Encumbrance of Shares.

(a)    From the date hereof until the Termination Date (as defined below), the Holder shall not, with respect to any Shares Beneficially Owned by the Holder, (i) Transfer any such Shares or (ii) deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b)    Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Shares to one or more Affiliates who (A) is a party to an agreement with Parent with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent and the Company prior to the consummation of such transfer or (ii) Transfer Shares with the prior written consent of Parent and the Company.

(c)    Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Holder or any Shares by the Holder to an Affiliate of the Holder; provided, that a Transfer described in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

2.2    Additional Purchases; Adjustments. The Holder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares as of the date hereof, and the Holder shall promptly notify the Company of the existence of any such after acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

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2.3    Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Shares in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, the Holder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares. If any involuntary Transfer of any of the Holder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1    Agreement to Vote. Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that it shall, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Shares:

(a)    in favor of adoption of the Merger Agreement and approving any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger (the “Transaction Matters”); and

(b)    against (A) any agreement, transaction or proposal that relates to a Company Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement; (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (C) any action or agreement that would reasonably be expected to result in (1) any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled or (2) any change to the voting rights of any class of shares of capital stock of the Company (including any amendments to the Company’s Organizational Documents); and (D) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Shares, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Shares in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Shares to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration,

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extends the Outside Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Shares with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company.

3.2    Change in Company Recommendation. Notwithstanding anything to the contrary herein, in the event that the Company Board makes a Company Change of Recommendation in accordance with Section 6.3 of the Merger Agreement (the “Trigger Event”), the obligations of the Holder under Section 3.1 above shall be modified such that the number of Shares voted by the Holder in accordance with Section 3.1 above that the Holder must vote as set forth in Section 3.1(a) and Section 3.1(b) shall be equal to the sum of (rounded up to the nearest whole share):

(a)    The number of Shares that would represent as of the time of the Trigger Event thirty-four percent of the aggregate voting power of the outstanding shares of Company Common Stock entitled to vote thereon; plus

(b)    The number of Shares the aggregate voting power of which, as a percentage of the aggregate voting power of all Shares not covered by subsection (a) of this Section 3.2, is equal to the Proportionate Percentage. The term “Proportionate Percentage,” for purposes of this Agreement, means the percentage of aggregate voting power with respect to all outstanding shares of Company Common Stock held by stockholders of the Company (excluding the Holder), voting in favor of approving the Transaction Matters. For example, if fifty percent of the total aggregate voting power with respect to all outstanding shares of Company Common Stock held by stockholders of the Company (excluding the Holder) votes to approve the Transaction Matters, the Holder must vote fifty percent of the aggregate voting power represented by all Shares not covered by subsection (a) of this Section 3.2 to approve the Transaction Matters.

3.3    Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Shares as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Shares (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the occurrence of the Termination Date and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1    Waiver of Appraisal Rights; Litigation. To the fullest extent permitted by law, the Holder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 262 of the DGCL) relating to the Merger that the Holder may

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have by virtue of the ownership of any Shares. The Holder further agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, or the Company or any of their respective affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2    Further Assurances. The Holder agrees that from and after the date hereof and until the Termination Date, the Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3    Fiduciary Duties. The Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of the Holder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by the Holder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1    Representations and Warranties. The Holder hereby represents and warrants as follows:

(a)    Ownership. The Holder has, with respect to the Shares, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Shares. The Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Shares and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

(b)    Organization; Authority. The Holder is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

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(c)    No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d)    Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e)    Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Merger, on a timely basis.

(f)    Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as disclosed in the Company SEC Documents and as contemplated by this Agreement. None of the Shares is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1    No Solicitation. The Holder agrees that it will not, and will cause its affiliates not to, and will use commercially reasonable efforts to cause its and their Representatives not to, directly or indirectly, take any of the actions listed in clauses (i) - (v) of Section 6.3(b) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). The Holder shall, and shall cause its affiliates to, and shall use its commercially reasonable efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. In addition, the Holder agrees to be subject to Section 6.3(c) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if the Holder were the “Company” thereunder. Notwithstanding the foregoing, to the extent the Company complies with its

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obligations under Section 6.3 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Company Competing Proposal, Holder and/or any of its Representatives may engage in discussions or negotiations with such Person to the extent that the Company can act under Section 6.3 of the Merger Agreement.

6.2    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

6.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Holder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Holder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

6.4    Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

6.5    Termination. This Agreement shall terminate at the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms or (ii) the Effective Time (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

6.6    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holder, Parent and the Company.

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6.7    Reliance. The Holder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

6.8    Extension; Waiver. At any time prior to the Effective Time, the the parties may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.10    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Q-Jagged Peak Energy Investment Partners, LLC

Prior to or on November 1, 2019:

1401 McKinney St, Suite 27000

Houston, Texas 77010

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After October 31, 2019:
800 Capitol St, Suite 3600
Houston, Texas 77002

Attention:	General Counsel
Facsimile:	713-452-2020
E-mail:	generalcounsel@quantumep.com

and

if to Parent, to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000
Austin, Texas 78701

Attention:	General Counsel
E-mail:	CRoberts@parsleyenergy.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:	Sean T. Wheeler, P.C.
Douglas E. Bacon, P.C.
Kim Hicks
E-mail:	sean.wheeler@kirkland.com
douglas.bacon@kirkland.com
kim.hicks@kirkland.com

if to the Company to:

Jagged Peak Energy Inc.
1401 Lawrence Street, Suite 1800
Denver, Colorado 80202
Attention:	General Counsel
E-mail:	chumber@jaggedpeakenergy.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP 1001 Fannin, Suite 2500
Houston, Texas 77002
Attention:	Stephen M. Gill
Facsimile:	(713) 615-5956
E-mail:	sgill@velaw.com

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6.11    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Holder means the actual knowledge of any officer of Holder after due inquiry, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 1.1 of the Parent Disclosure Letter after due inquiry. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, and (c) an “Affiliate” mean with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of the Holder; provided, further, that, for the avoidance of doubt, any member of the Holder shall be deemed an Affiliate the Holder; and provided, further, that an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor; and provided, further, that, notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.

6.12    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

6.13    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.14    Entire Agreement. This Agreement (together with the Confidentiality Agreement, the Merger Agreement, the Registration Rights Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

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6.15    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.10 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS

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AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.15.

6.16    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

6.17    Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 6.5, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 6.17, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 6.17. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.17, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.18    Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

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6.19    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JACKAL MERGER SUB, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

HOLDER:

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ S. Wil VanLoh, Jr.
Name:	S. Wil VanLoh, Jr.
Title:	Authorized Person

[Signature Page to the Voting and Support Agreement]

JAGGED PEAK ENERGY INC.

By:	/s/ James J. Kleckner
Name:	James J. Kleckner
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

Exhibit 10.2

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of October 14, 2019 (the “Agreement”), between Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Bryan Sheffield, an individual residing in the State of Texas (the “Holder”), and Jagged Peak Energy Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company and Merger Sub are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub, a direct, wholly owned Subsidiary of Parent with and into the Company (the “Merger”), as a result of which the Company shall be the Surviving Corporation and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner (as defined below) of (i) 10,399,957 shares of Class A common stock, par value $0.01 per share, of Parent (the “Parent Class A Common Stock”) and (ii) 22,098,751 shares of Class B common stock, par value $0.01 per share, of Parent (“Parent Class B Common Stock” and, together with the Parent Class A Common Stock, the “Parent Common Stock,” and such shares of Parent Class A Common Stock and Parent Class B Common Stock of which the Holder is the Beneficial Owner, the “Shares”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Shares; and

WHEREAS, Parent and the Company desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Shares, and to vote its Shares in a manner so as to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1    Definitions. This Agreement is one of the “Designated Stockholder Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Shares owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Shares subject to Article III that is less than the amount of Shares subject to Article III as of the date hereof.

ARTICLE II

AGREEMENT TO RETAIN SHARES

2.1    Transfer and Encumbrance of Shares.

(a)    From the date hereof until the Termination Date (as defined below), the Holder shall not, with respect to any Shares Beneficially Owned by the Holder, (i) Transfer any such Shares or (ii) deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b)    Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Shares to one or more Affiliates who (A) is a party to an agreement with Parent with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent and the Company prior to the consummation of such transfer; (ii) Transfer Shares with the prior written consent of Parent and the Company; or (iii) Transfer Shares to the extent permitted by Rule 144 of the Securities Act of 1933, as amended, and subject to the volume limitations included therein.

(c)    Nothing in this Agreement shall prohibit direct or indirect transfers of any Shares by the Holder to an Affiliate of the Holder; provided, that a Transfer described in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Agreement.

2.2    Additional Purchases; Adjustments. The Holder agrees that any shares of Parent Common Stock and any other shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares as

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of the date hereof, and the Holder shall promptly notify Parent of the existence of any such after acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

2.3    Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Shares in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, the Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares. If any involuntary Transfer of any of the Holder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1    Agreement to Vote. Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that it shall, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting), however called, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Shares:

(a)    in favor of the Parent Share Issuance (as defined in the Merger Agreement) (the “Transaction Matters”); and

(b)    against (A) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement; (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (C) any action or agreement that would reasonably be expected to result in (1) any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled or (2) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (D) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Shares, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Shares in accordance with this Section 3.1.

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Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Shares to amend, modify or waive any provision of the Merger Agreement in a manner that increases the amount, or changes the form of, the Merger Consideration payable pursuant to the Merger Agreement, removes any material restrictions on or additional material conditions on the payment of the Merger Consideration, extends the Outside Date or otherwise adversely affects such Holder or Parent (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Shares with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner such Holder deems appropriate, including in connection with the election of directors of Parent.

3.2    [RESERVED]

3.3    Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Shares as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Shares (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the occurrence of the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1    Waiver of Litigation. The Holder agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, or the Company or any of their respective affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2    Further Assurances. The Holder agrees that from and after the date hereof and until the Termination Date, the Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

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4.3    Fiduciary Duties. The Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1    Representations and Warranties. The Holder hereby represents and warrants as follows:

(a)    Ownership. The Holder has, with respect to the Shares, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Shares. The Shares constitute all of the shares of Parent Common Stock owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Shares and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

(b)    Organization; Authority. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c)    No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d)    Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e)    Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement.

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(f)    Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as disclosed in Parent SEC Documents and as contemplated by this Agreement. None of the Shares is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1    [RESERVED]

6.2    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

6.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

6.4    Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

6.5    Termination. This Agreement shall terminate at the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms or (ii) the Effective Time (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party

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arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

6.6    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holder, Parent and the Company.

6.7    Reliance. The Holder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

6.8    Extension; Waiver. At any time prior to the Effective Time, the the parties may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.10    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence

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promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Bryan Sheffield 303 Colorado Street, Suite 2250
Attn: c/o Marbella Interests LLC
E-mail: bsheffield@parsleyenergy.com

With a copy (which shall not constitute notice) to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000
Austin, TX 78701
Attn: Colin Roberts, Executive Vice President—General Counsel
E-mail: croberts@parsleyenergy.com and if to Parent, to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000
Austin, Texas 78701
Attention: General Counsel
E-mail: CRoberts@parsleyenergy.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Sean T. Wheeler, P.C.
Douglas E. Bacon, P.C.
Kim Hicks
E-mail: sean.wheeler@kirkland.com
douglas.bacon@kirkland.com kim.hicks@kirkland.com if to the Company to:

Jagged Peak Energy Inc. 1401 Lawrence Street, Suite 1800
Denver, Colorado 80202
Attention: General Counsel
E-mail: chumber@jaggedpeakenergy.com

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With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP 1001 Fannin, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill
Facsimile: (713) 615-5956
E-mail: sgill@velaw.com

6.11    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Holder means the actual knowledge of any officer of Holder after due inquiry, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 1.1 of the Parent Disclosure Letter after due inquiry. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, and (c) an “Affiliate” mean with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of the Holder; provided, further, that, for the avoidance of doubt, any member of the Holder shall be deemed an Affiliate the Holder; and provided, further, that an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor; and provided, further, that, notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.

6.12    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

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6.13    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.14    Entire Agreement. This Agreement (together with the Confidentiality Agreement, the Merger Agreement, the Registration Rights Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

6.15    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.10 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

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(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.15.

6.16    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

6.17    Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 6.5, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 6.17, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 6.17. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.17, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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6.18    Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

6.19    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JACKAL MERGER SUB, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

HOLDER:

/s/ Bryan Sheffield
Bryan Sheffield, an individual

[Signature Page to the Voting and Support Agreement]

JAGGED PEAK ENERGY INC.

By:	/s/ James J. Kleckner
Name:	James J. Kleckner
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

Exhibit 99.1

NEWS RELEASE

PARSLEY ENERGY ANNOUNCES ACQUISITION OF JAGGED PEAK ENERGY IN ALL-STOCK

TRANSACTION; MODEST PREMIUM ACQUISITION ENHANCES 2020 FREE CASH FLOW

Austin, Texas, and Denver, Colorado, October 14, 2019 – Parsley Energy, Inc. (NYSE: PE) (“Parsley,” or “Parsley Energy”) and Jagged Peak Energy Inc. (NYSE: JAG) (“Jagged Peak”) today announced they have entered into a definitive merger agreement under which Parsley will acquire Jagged Peak in an all-stock transaction valued at approximately $2.27 billion, including Jagged Peak’s net debt of approximately $625 million as of June 30, 2019. Under the terms of the agreement, Jagged Peak shareholders will receive a fixed exchange ratio of 0.447 shares of Parsley Class A common stock for each share of Jagged Peak common stock they own. This represents $7.59 per Jagged Peak share based on Parsley’s closing price on October 11, 2019, and a premium of 1.5% compared to Jagged Peak’s 30-day volume weighted average price and 11.2% compared to Jagged Peak’s closing price on October 11, 2019.

The transaction, which is expected to close in the first quarter of 2020, has been unanimously approved by each company’s board of directors. Following the close of the transaction, Parsley shareholders will own approximately 77% of the combined company, and Jagged Peak shareholders will own approximately 23% of the combined company, in each case on a fully diluted basis. The all-stock transaction is intended to be tax-free to Jagged Peak shareholders.

Key Transaction Highlights

•

Complementary, High-Margin Delaware Basin Footprint: Parsley possesses an institutional familiarity with Jagged Peak’s Delaware Basin assets, with the majority of the acreage directly offsetting Parsley’s legacy position. Furthermore, Jagged Peak’s high-margin, oil-weighted asset base will integrate smoothly into Parsley’s near-term development program. On a pro forma basis, Parsley will have approximately 267,000 net acres in the Permian, comprised of 147,000 net acres in the Midland Basin and a highly contiguous 120,000 net acre footprint in the Delaware Basin.

•

Accretive on Key Metrics: Parsley expects the low-premium transaction to be immediately accretive to key metrics in 2020, including: cash flow per share, free cash flow per share, cash return on capital invested, and net asset value.

•

Corporate Cost Optimization Accrues to Shareholders: The combination is expected to generate cash general and administrative (“G&A”) savings of approximately $25 million in the first year and $40-50 million of annual savings thereafter, translating to a net present value of $250-300 million. Parsley expects this synergy to facilitate margin expansion and enhance corporate free cash flow.(1)

•	Additional Synergies Clearly Identified: In addition to G&A savings, Parsley has identified further synergies that are anticipated to be realized over time:

•

Capital Efficiency Gains: Parsley and Jagged Peak have seen material improvements in recent Delaware Basin well costs. Sustained drilling and completion efficiency improvements coupled with the supply chain advantages of optimized scale have facilitated a material reduction in Parsley’s Delaware Basin well costs during 2019. Parsley estimates its current average drilling, completion and equipment cost in the Delaware Basin are $1,100-$1,150 per lateral foot. Parsley believes applying its scale advantages and employing collaborative best practices can translate to well cost savings of at least $100 per lateral foot across Jagged Peak’s remaining inventory in the Delaware Basin.

•

Overlapping Acreage: The combination of Parsley’s and Jagged Peak’s acreage positions will create a highly contiguous, interlocking footprint in the Delaware Basin that allows for a more optimized lease geometry with additional extended lateral wells. Additionally, the close proximity of Jagged Peak’s acreage supports additional operational efficiencies.

•

Expansive Company-Owned Water Infrastructure Network: Jagged Peak has invested nearly $90 million developing significant fresh and produced water infrastructure across its acreage position, which is located nearby Parsley’s existing water assets. Integration of Jagged Peak’s water infrastructure network increases corporate flexibility and operational scale.

•

Cost of Capital Advantages: Parsley believes this transaction can accelerate progress toward an investment grade credit profile, which could help facilitate opportunistic debt refinancing in the future.

•

Maintains Strong Balance Sheet: An all-stock transaction ensures the combined company will retain a strong balance sheet with a pro forma net leverage ratio of 1.6x LTM adjusted earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense. Parsley expects to maintain its dividend per share at current levels in the near term, with the anticipated free cash flow enhancements from this transaction expected to support increased return of capital in the future. Finally, both Parsley and Jagged Peak recently added to their respective 2020 hedge positions, and a majority of the combined company’s expected 2020 oil production is subject to hedge protection. For details on Parsley and Jagged Peak’s respective hedge positions, please see the presentation posted to each company’s website that supplements the information in this release.

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Management Commentary

“The combination of Parsley and Jagged Peak is a natural fit,” said Matt Gallagher, Parsley’s President and CEO. “Jagged Peak’s oily, high-margin asset base slots in nicely to our returns-focused development approach, its acreage footprint and water infrastructure dovetails into our legacy Delaware Basin position, and its corporate culture aligns with our core values. In short, we now have a premier Delaware Basin business that rivals our foundational Midland Basin business. This transaction also creates tangible synergies that will enhance our corporate free cash flow profile and will be shared by the combined shareholder base. Ultimately, I am proud of the high level of execution Parsley has delivered throughout 2019, and I am excited by the prospects of what the combination of Parsley and Jagged Peak can deliver for shareholders in 2020.”

Jim Kleckner, President and Chief Executive Officer of Jagged Peak, commented, “The combined assets of Jagged Peak and Parsley Energy are a great fit that create a stronger combined Permian company. The pro-forma company provides our shareholders with premier acreage in both the Midland and Delaware sub-basins, while providing additional scale, significant operational synergies, and free cash flow in this competitive environment. Our team has made tremendous progress to increase efficiencies as we evolved to pad development on our acreage position. We look forward to working closely with Parsley to ensure that we provide an efficient changeover of asset-level institutional knowledge, so our shareholders and the shareholders of Parsley Energy can reap the maximized benefits of this transaction.”

S. Wil VanLoh, Jr., a Jagged Peak director and the Founder and Chief Executive Officer of Quantum Energy Partners, Jagged Peak’s controlling shareholder, commented, “The inevitable consolidation in the Permian has started and Jagged Peak made a decisive move to team up with the right partner. Quantum has known Bryan, Matt and the Parsley team for many years and has tremendous respect for the industry-leading execution capabilities and top-tier rock they possess. The combination of the two companies will create a unique platform that will benefit from scale, capital allocation optionality, and peer-leading economics (IRRs, oil-weighting and netback margins) that we believe will represent one of the most compelling investment vehicles in the Permian. We look forward to partnering with the Parsley team as they mature into a Permian pure-play large cap. I would also like to thank every current and former employee of Jagged Peak for creating a great private equity success story and for positioning Jagged Peak’s shareholders for continued value creation in a very tough macro energy environment. It’s been an honor being your partner.”

Third Quarter Operational Update

Activity Overview

For the third quarter of 2019, Parsley expects net oil production of 91.2-91.7 MBo per day, translating to 5-6% quarter-over-quarter growth. During 3Q19, Parsley placed on production 35 gross operated horizontal wells with an average working interest of approximately 95% and an average completed lateral length of approximately 10,000 feet. Parsley expects to report third quarter capital expenditures of approximately $315-325 million. Third quarter development spending decreased relative to second quarter spending, driven by lower well costs, fewer net completions, and quarter-over-quarter decreases in facilities and infrastructure spending.

Preliminary Pro Forma 2020 Outlook

•	Parsley remains committed to a growing free cash flow profile that returns capital to shareholders. Parsley continues to use a $50 WTI oil price assumption for its baseline capital budget in 2020.

•

Parsley estimates that capital expenditures of $1.6-$1.9 billion will translate to oil production of 126-134 MBo per day in 2020, representing healthy year-over-year production growth. Both production and capital expenditure range estimates assume a full-year of contribution from Jagged Peak.

•

Parsley plans to deploy 15 development rigs and four-to-five frac spreads on average in 2020. Parsley anticipates five of its development rigs will operate in the Delaware Basin, where Parsley has seen a material reduction in well costs in 2019.

Governance and Leadership

The boards of directors at both Parsley and Jagged Peak have unanimously approved the transaction, and recommended that their respective shareholder groups approve the transaction.

Upon closing, Parsley’s board of directors will be expanded to eleven directors to include two members from the current Jagged Peak board of directors. The combined company will be led by Parsley’s executive management team and will remain headquartered in Austin, Texas.

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Timing and Approvals

The transaction, which is expected to close during the first quarter of 2020, is subject to customary closing conditions and regulatory approvals, including the approval of Parsley and Jagged Peak shareholders. Jagged Peak’s controlling shareholder, Quantum Energy Partners, which owns approximately 68 percent of the outstanding voting shares of Jagged Peak, has committed to vote its shares in favor of the transaction.

Advisors

Tudor, Pickering, Holt & Co is serving as exclusive financial advisor to Parsley Energy, and Kirkland & Ellis LLP is serving as Parsley’s legal counsel. Citi and RBC Capital Markets, LLC are serving as financial advisors to Jagged Peak and Vinson & Elkins L.L.P. is serving as Jagged Peak’s legal counsel.

Conference Call Information

Parsley Energy will host a conference call and webcast on Monday, October 14 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time, 7:00 a.m. Mountain Time). Participants should call 877-709-8150 (United States/Canada) or 201-689-8354 (International) ten minutes before the scheduled time and request the Parsley Energy conference call. A telephone replay will be available through October 21 by dialing 877-660-6853 (United States/Canada) or 201-612-7415 (International). Conference ID: 13695703. A live broadcast will also be available on the internet at www.parsleyenergy.com under the “Investors-Events & Presentations” section of the Parsley website and at www.jaggedpeakenergy.com under the “News” section of the Jagged Peak website. Each company has also posted a presentation to its website that supplements the information in this release.

About Parsley Energy, Inc.

Parsley Energy, Inc. is an independent oil and natural gas company focused on the acquisition, development, exploration, and production of unconventional oil and natural gas properties in the Permian Basin. For more information, visit the Company’s website at www.parsleyenergy.com.

About Jagged Peak Energy, Inc.

Jagged Peak Energy Inc. is an independent oil and natural gas company focused on the acquisition and development of unconventional oil and associated liquids-rich natural gas reserves in the southern Delaware Basin, a sub-basin of the Permian Basin of West Texas.

No Offer or Solicitation

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information for Shareholders

In connection with the proposed transaction, Parsley and Jagged Peak intend to file materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that will include a joint proxy statement/prospectus of Parsley and Jagged Peak. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This news release is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.

3

Participants in the Proxy Solicitation

Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this news release concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

4

Parsley Investor Contacts:

Kyle Rhodes

Vice President - Investor Relations

ir@parsleyenergy.com

(512) 505-5199

Jagged Peak Investor Contacts:

James Edwards

Director – Investor Relations

jedwards@jaggedpeakenergy.com

(720) 215-3754

Parsley Media and Public Affairs Contacts:

Katharine McAden

Corporate Communications Manager

or

Kate Zaykowski

Corporate Communications Specialist

media@parsleyenergy.com

(512) 220-7100

(1)

As used in this press release, free cash flow, a non-GAAP financial measure, is defined as cash flow from operations before changes in operating assets and liabilities less accrual-based development capital expenditures.

5

Exhibit 99.2

PARSLEY

ACQUISITION OF JAGGED PEAK ENERGY

Jagged Peak ENERGY

OCTOBER 14, 2019

PARSLEYENERGY.COM

INVESTOR PRESENTATION 3Q »2017 SEPTEMBER 25, 2018 ACQUISITION OF JAGGED PEAK ENERGY OCTOBER 14, 2019 PARSLEYENERGY.COM Exhibit 99.2

Important Disclosures No Offer or Solicitation Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information for Shareholders In connection with the proposed transaction, Parsley Energy, Inc. (“Parsley”) and Jagged Peak Energy Inc. intend to file materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that will include a joint proxy statement/prospectus of Parsley and Jagged Peak. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This presentation is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.  Participants in the Proxy Solicitation Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information Certain statements in this presentation concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Parsley Acquisition of Jagged Peak – A Natural Extension in the Permian Low-Premium Transaction is Accretive to Cash Flow per Share, Free Cash Flow(1) per Share, Cash Return on Capital Invested (“CROCI”)(2), and Net Asset Value Complementary and Contiguous Oil-Weighted Production and Inventory with Industry Leading Margins Strengthens Operational Scale and Improves Corporate Agility Maintains Strong Balance Sheet with All-Stock Consideration Substantial, Near-Term Deliverable Synergies Support Additional Margin Expansion and Sustainability of Capital Efficiency Gains (1) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as cash flow from operations before changes in operating assets and liabilities less accrual-based development capital expenditures; (2) CROCI is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital. Supports Free Cash Flow Profile and Enhances Ability to Return Capital to Shareholders

Preliminary Pro Forma 2020 Outlook

PARSLEY

Preliminary 2020 Outlook

SCURRY
MARTIN
HOWARD
MITCHELL
GLASSCOCK
MIDLAND
STERLING
Midland Basin
REEVES
Delaware Basin
WARD
Slight moderation of pro forma activity prioritizes free cash flow growth
Central Basin Platform
CRANE
UPTON
REAGAN
PECOS
Pro Forma Parsley Acreage
Pro Forma Rigs
Status Quo Rigs

5

Preliminary Pro Forma 2020 Outlook Pro Forma Parsley Acreage Pro Forma Rigs Status Quo Rigs Slight moderation of pro forma activity prioritizes free cash flow growth (1) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as cash flow from operations before changes in operating assets and liabilities less accrual-based development capital expenditures; (2) Capital efficiency calculated as barrels of organic oil production added (Q41/Q40, adjusted for proved developed producing (“PDP”) oil base decline) per million dollars of development capital expenditures. Enhanced and growing free cash flow profile(1) Continuing to budget at $50 WTI Returns-focused development approach still driving capital allocation mix Slightly moderating combined activity pace - dropping from 16 rigs to 15 rigs Preservation of capital efficiency(2) gains Oil Production: 126-134 Mbo/d Capex Budget: $1.6-$1.9 billion Preliminary 2020 Outlook

Transaction Overview

PARSLEY

Transaction Details

Pro Forma Parsley Positioning

Parsley Acreage
Jagged Peak Acreage
Net Leasehold Acreage:
~267,000
(96% Operated)
Midland Basin: ~147,000
Delaware Basin: ~120,000
Net Royalty Acreage:
~7,900
Standardized Royalty Acreage (12.5% NRI):
~63,000
MARTIN
HOWARD
GLASSCOCK
WINKLER
ECTOR
MIDLAND
Midland Basin
Delaware Basin
WARD
Central Basin Platform
CRANE
UPTON
REAGAN
PECOS

	Parsley	Jagged Peak	Pro Forma
Enterprise Value ($Bn)[2]	$7.6	$2.1	**$9.6**
2Q19 Production (MBoe/d)	140.1	38.3	**178.4**
2Q19 Oil Production (MBbl/d)	86.6	29.1	**115.7**
2Q19 % Oil	*62%*	*76%*	***65%***
Total Permian Net Acreage	~189,000	~78,000	**~267,000**

6

Transaction Overview (1) As of 6/30/2019; (2) Enterprise values as of 10/11/2019. Transaction Details All Stock, Low Premium Transaction Transaction valued at $2.27 billion, including the assumption of $625 million of Jagged Peak net debt(1) Jagged Peak shareholders will receive 0.447 Parsley shares per Jagged Peak share Exchange ratio implies a price of $7.59 per Jagged Peak share based on Parsley’s closing price of $16.97 on 10/11/2019, which reflects a premium of 1.5% compared to Jagged Peak’s trailing 30-day volume weighted average price and 11.2% compared to Jagged Peak’s closing price on 10/11/2019 Pro Forma Ownership & Governance Parsley shareholders will own 77% of the combined company Parsley’s Board will be expanded to 11 directors, to include two members of Jagged Peak’s Board Approvals & Timing Subject to customary closing conditions and regulatory approvals, including approval by both Parsley and Jagged Peak shareholders Quantum Energy Partners, Jagged Peak’s majority shareholder, has agreed to vote its shares in favor of the transaction Expected to close 1Q20 Pro Forma Parsley Positioning Net Leasehold Acreage: ~267,000 (96% Operated) Midland Basin: ~147,000 Delaware Basin: ~120,000 Net Royalty Acreage: ~7,900 Standardized Royalty Acreage (12.5% NRI): ~63,000 Jagged Peak Acreage Parsley Acreage

Defend and extend operational efficiency gains YTD footage drilled/completed per rig/crew registered double digit growth from FY18 levels Work with high-performing service partners on pricing and contracting Achieving a step-change improvement in capital efficiency(1) Hedge to protect cash flow and balance sheet while retaining oil price upside Majority of 2020 oil production is hedged Sustain culture that promotes and prioritizes community stewardship PSP initiatives in motion; established Nominating, Environmental, Social, & Governance Board Committee Leverage legacy water infrastructure investments Strategic review ongoing; expect decision by YE19 Exercise patience on incremental crude transport agreements Dependable flow assurance, diversified pricing, and tight API gravity range (41° average) translating to favorable realized oil prices Rate of Return (“ROR”)-driven approach to well selection Achieving a step-change improvement in capital efficiency(1) Accelerate timeline to self-funded growth Expecting free cash flow in 3Q19(2) Further increase visibility on management and shareholder alignment Added CROCI to 2019 incentive plan(3); initiated quarterly dividend in 3Q19(4) Strategic Course Remains Unchanged Discipline Guiding Principles Set Strategic Course Foresight Stability Delivering on 2019 Action Plan Merger is Accretive to Long-Term Targets ü ü ü ü ü ü ü ü ü (1) Capital efficiency calculated as barrels of organic oil production added (Q41/Q40, adjusted for proved developed producing (“PDP”) oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%. Adjusted for divestitures closed after 9/30/2018; (2) Free cash flow (outspend) is a non-GAAP financial measure and is defined as cash flow from operations before changes in operating assets and liabilities less accrual-based development capital expenditures; (3) Disclosed in definitive proxy statement for 2019 annual meeting (filed with SEC on 4/8/2019). Cash return on capital invested (“CROCI”) is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital; (4) Announced 8/26/2019. Paid to all equityholders including Class A stockholders and PE unitholders/Class B stockholders. Neighboring asset base facilitates HSE integration Health, Safety, & Environmental Excellence Allows for prioritization of free cash flow without sacrificing the benefits of scale Larger production base improves balance of growth/cash flow Increasing Free Cash Flow Accretive low-premium deal allows synergies to accrue to all shareholders Differentiated Cash Flow Growth per Share Accretive to CROCI Slots favorably into returns-focused development program Top-Tier Corporate Returns

Dialed in to Permian Scale Sweet Spot

PARSLEY

Measuring Permian Scale by Rig Count(1)

Small-Scale
Optimal Scale
Mega-Scale
Operator Count
35
20
15
10
5
0
Corporate Benefits from Flexibility & Scale
Jagged Peak
Parsley remains in the sweet spot to realize benefits of optimal scale
Pro Forma
5 rigs or less
6-20 rigs
20+ rigs

		Small-Scale	Optimal Scale	Parsley Real-World Examples	Mega-Scale
Voice in Market	Preferred Partners	- Limited	+ Dynamic	**Midstream:** Sizable acreage position and growth visibility helped lock in favorable terms with quality midstream partners	+/- Smaller vendor pool
	Pricing Power	- Limited/Volatile	+ Moderate-to-Strong	**Procurement:** Comprehensive RFQ(2) processes for certain key services conducted every 3-6 months	+ Strong
	Operational Continuity	- Limited	+ Strong	**Quality Control:** High-performing crews facilitated step-change in completion efficiency in 2H18	+ Strong
Corporate Agility	Info Dataset / Implementation	+/- Small / Rapid	+ Moderate / Fast	**Development Approach:** Shift to 2019 "ROR-Optimized" plan in late-2018 required corporate agility and cohesive interdisciplinary collaboration	+/- Large / Slow
	Mid/Downstream Integration Need	+ Low-to-Moderate	+ Opportunistic	**Integration:** Buildout of water infrastructure created a strategic asset	+/- Growing
	Friction Costs	- High	+/- Moderate-to-Low	**Activity Cadence:** Absorbed downshift from 16 rigs to 11 rigs without disruption	+ Low

8

Dialed in to Permian Scale Sweet Spot Efficient allocation of capital within the Permian requires sufficient scale Parsley believes optimal scale both retains corporate agility and ensures a voice in service market Voice in Market Corporate Agility Limited Small-Scale Optimal Scale Midstream: Sizable acreage position and growth visibility helped lock in favorable terms with quality midstream partners Procurement: Comprehensive RFQ(2) processes for certain key services conducted every 3-6 months Quality Control: High-performing crews facilitated step-change in completion efficiency in 2H18 Parsley Real-World Examples Development Approach: Shift to 2019 “ROR-Optimized” plan in late-2018 required corporate agility and cohesive interdisciplinary collaboration Integration: Buildout of water infrastructure created a strategic asset Activity Cadence: Absorbed downshift from 16 rigs to 11 rigs without disruption Mega-Scale Preferred Partners Pricing Power Operational Continuity Info Dataset / Implementation Mid/Downstream Integration Need Friction Costs Limited/Volatile Limited Small / Rapid Low-to-Moderate High Dynamic Moderate-to-Strong Strong Moderate / Fast Opportunistic Moderate-to-Low Smaller vendor pool Strong Strong Large / Slow Growing Low + + + + + +/- +/- +/- +/- + + + - - - +/- + - (1) DrillingInfo. Active horizontal drilling rigs in Midland and Delaware Basins as of 10/2/2019 pro forma for announced corporate M&A activity; (2) Request for quotation. 5 rigs or less 6-20 rigs 20+ rigs Corporate Benefits from Flexibility & Scale Small-Scale Optimal Scale Mega-Scale Measuring Permian Scale by Rig Count(1) Parsley remains in the sweet spot to realize benefits of optimal scale 35 Pro Forma

Prioritizing Sustainable Free Cash Flow – Margin Insulation

PARSLEY

Complementary High-Margin Assets

LTM Adj. EBITDAX Margin ($/Boe)(1)
$32.00
$28.00
$24.00
$20.00
$16.00
Peers(2)
Parsley + Jagged Peak

Peer-Leading LOE

LTM Lease Operating Expenses ($/Boe)
$7.50
$6.50
$5.50
$4.50
$3.50
$2.50
Parsley + Jagged Peak
Peers(2)

Permian API Gravity Sweet Spot[3]

Parsley Acreage
Jagged Peak Acreage
<40° API Gravity
40-42°
42-44°
44-47°
47-50°
50°+
Midland Basin
Delaware Basin
Central Basin Platform

9

Source: FactSet. (1) Adjusted EBITDAX Margin is a non-GAAP financial measure. For a reconciliation of the non-GAAP financial measure of Adjusted EBITDAX Margin to the most directly comparable GAAP financial measure, please see the Supplementary Slides located at the end of this presentation; (2) Peers include CDEV, CXO, FANG, LPI, MTDR, PXD, (3) IHS Horizontal wells only; (4) West Texas Light (WTL) Midland is defined as crude with an API gravity between 44.1°and 49.9°with a Sulphur content less than 0.40%. West Texas Sour (WTS) is defined as crude with an API gravity between 30.0°and 38.0°with a sulphur content less than 2.50%. Complementary High-Margin Assets Peer-Leading LOE Prioritizing Sustainable Free Cash Flow – Margin Insulation Combines teams that have prioritized cost vigilance and have delivered robust operating margins Corporate cost optimization facilitates further margin expansion Both Parsley and Jagged Peak are located in favorable oil quality windows with tight API gravity range across acreage footprint Produced oil volumes register a weighted average API gravity of ~41° Sales volumes not subject to WTL or WTS discounts(4) Permian API Gravity Sweet Spot(3) Peers(2) Peers(2) Parsley + Jagged Peak (1) Parsley + Jagged Peak ANDREWS ECTOR HOWARD MARTIN MIDLAND GLASSCOCK REAGAN UPTON CRANE PECOS REEVES WARD WINKLER LEA EDDY LOVING Midland Basin Central Basin Platform Delaware Basin <40° API Gravity 40-42° 42-44° 44-47° 47-50° 50°+ Parsley Acreage Jagged Peak Acreage

General & Administrative and Operational Additional Synergies Water Infrastructure Potential to expand ongoing Parsley water infrastructure-related strategic initiatives Overlapping Acreage Land synergies driven by extending laterals and eliminating lease line buffers Synergy Scorecard Annual Value (Low – High) Commentary Timing $40-50 million ~$25 million in 2020E ~$40-50 million in 2021E+ G&A and operational synergies expected to be realized in near term Austin-based company with a single management team Cost of Capital Accelerates progress toward investment grade credit profile and helps facilitate opportunistic debt refinancing in the future (1) Present value range reflects 10-year low and high end synergy total. Stock-for stock, low-premium transaction ensures synergies accrue to all shareholders Primary Synergy Capital Efficiency Gains Well cost savings based on applying Parsley demonstrated Delaware Basin cost metrics to Jagged Peak inventory Development Pace Flexibility Dropping a rig in the pro forma company supports free cash flow profile without sacrificing benefits of scale Enhances ability to return capital to shareholders PV-10 of ~$250- $300 million(1)

Synergy Spotlight – Delaware Well Costs

PARSLEY

Delaware Cost Reductions Provide Capital Efficiency Tailwind

Drilling, Completion, and Equipment ($/ft)(1)
$1,450
$1,350
$1,250
$1,150
$1,050
$950
$850
$750
PE Delaware costs down 20%+
Scale benefits
Sustained operational efficiency
Optimized well design
$1,250
$100+/ft
Significant Capex Savings Potential
Translates to $20-$40 mm savings in 2020
Service cost deflation offers further savings potential
PE 3Q18
PE 4Q18
PE 1Q19
PE 2Q19
PE 3Q19E
JAG 2019 Target

(1) Based on POP date; excludes water infrastructure costs.

11

Parsley significantly reduced Delaware well costs over the past 12 months despite more upsized fracs Aim to reduce Jagged Peak’s targeted well cost by at least $100/ft Collaborative implementation of best practices Supply chain advantages of optimal scale Operational continuity and efficiency Expect capital efficiency gains to enhance 2020 free cash flow profile by $20-$40 million Synergy Spotlight – Delaware Well Costs (1) Based on POP date; excludes water infrastructure costs. Delaware Cost Reductions Provide Capital Efficiency Tailwind Scale benefits Sustained operational efficiency Optimized well design PE Delaware costs down 20%+ Translates to $20-$40 mm savings in 2020 Service cost deflation offers further savings potential Significant Capex Savings Potential $1,250 $100+/ft

Synergy Spotlight – Acreage Overlap and Water Infrastructure

PARSLEY

Adjoining Positions Increase Returns

WARD
REEVES
PECOS
Jagged Peak Leasehold
Parsley Leasehold
Parsley Minerals

Expands Company-Owned Water Business

LOVING
WINKLER
WARD
CRANE
PECOS
Parsley
Jagged Peak
JAG SWD
JAG Source Water Wells
JAG Pit Locations
JAG SWD Pipeline
JAG Fresh Water Pipeline
PE SWD
PE SWD Pipeline
PE SWD Gathering
PE Electrical Lines

12

Parsley Jagged Peak Adjoining Positions Increase Returns Expands Company-Owned Water Business JAG SWD JAG Source Water Wells JAG SWD Pipeline PE Electrical Lines PE SWD Gathering JAG Fresh Water Pipeline JAG Pit Locations PE SWD PE SWD Pipeline Synergy Spotlight – Acreage Overlap and Water Infrastructure Parsley Leasehold Parsley Minerals Jagged Peak Leasehold Combination will create highly contiguous, interlocking footprint in the Delaware Basin Allows for a more optimized lease geometry with additional extended lateral wells Owned water infrastructure benefits from increased scale Provides additional optionality for strategic initiatives

Strong, Flexible Financial Position

PARSLEY

Maintains Healthy Leverage Profile with Ample Borrowing Capacity

Favorable Debt Maturity Schedule

Parsley
Jagged Peak
$2,700
Remaining Borrowing Base
$1,000
Committed Amount
$190
Amount Drawn
$400
$1,100
$450
2H25
$650
1H25
$500
$700
2019
2020
2021
2022
2023
2024
2025
2026
2027
Revolving Credit Facility ($MM)(1)
Senior Notes ($MM)

13

Strong, Flexible Financial Position 1H25 2H25 $1,100 $400 $700 $450 $650 Senior Notes ($MM) Revolving Credit Facility ($MM)(1) Maintains Healthy Leverage Profile with Ample Borrowing Capacity Pro forma Parsley leverage remains healthy, consistent with that of standalone Parsley Larger cash flow base, modest debt levels and no near-term maturities Increased scale and production levels accelerate path to an investment grade credit profile, which could help facilitate opportunistic debt refinancing in the future Strong pro forma hedge position, with a majority of 2020 oil production hedged Favorable Debt Maturity Schedule $500 Parsley Jagged Peak Committed Amount Remaining Borrowing Base $2,700 $190 Amount Drawn $1,000 Note: Debt outstanding as of 6/30/2019; (1) Parsley 2021 amount drawn on revolving credit facility reflects paydown of Jagged Peak amount drawn on Parsley RBL.

SUPPLEMENTARY SLIDES SUPPLEMENTARY SLIDES Supplementary Slides

Pro Forma Hedge Position

PARSLEY

Open Crude Oil Derivatives Positions

	1Q20	2Q20	3Q20	4Q20
OPTION CONTRACTS				
CUSHING				
Swaps – Cushing (MBbls/d)[1]	**20.0**	**20.0**	**20.0**	**20.0**
Swap Price ($/Bbl)	58.25	58.25	58.25	58.25
MIDLAND				
Three Way Collars - Midland (MBbls/d)[2]	**23.3**	**23.1**	**9.8**	**9.8**
Short Call Price ($/Bbl)	$68.57	$68.57	$65.00	$65.00
Long Put Price ($/Bbl)	$56.86	$56.86	$54.67	$54.67
Short Put Price ($/Bbl)	$46.86	$46.86	$44.67	$44.67
Swaps – Midland (MBbls/d)[1]	**3.3**	**3.3**		
Swap Price ($/Bbl)	55.2	55.2		
MAGELLAN EAST HOUSTON ("MEH")				
Three Way Collars - MEH (MBbls/d)[2]	**41.7**	**41.2**	**32.6**	**32.6**
Short Call Price ($/Bbl)	$74.58	$74.58	$71.87	$71.87
Long Put Price ($/Bbl)	$58.94	$58.94	$57.80	$57.80
Short Put Price ($/Bbl)	$48.94	$48.94	$47.80	$47.80
Swaps – MEH (MBbls/d)[1]			**1.0**	**1.0**
Swap Price ($/Bbl)			56.3	56.3
BRENT				
Three Way Collars - Brent (MBbls/d)[2]		**11.5**	**11.4**	**11.4**
Short Call Price ($/Bbl)		$74.29	$74.29	$74.29
Long Put Price ($/Bbl)		$62.29	$62.29	$62.29
Short Put Price ($/Bbl)		$52.29	$52.29	$52.29
Total Option Contracts (MBbls/d)	**88.4**	**99.1**	**74.8**	**74.8**
Premium Realization ($MM)[3]	**($14.1)**	**($15.7)**	**($11.5)**	**($11.5)**
BASIS SWAPS				
Midland-Cushing Basis Swaps (MBbls/d)[4]	**31.0**	**30.9**	**26.0**	**26.0**
Basis Differential ($/Bbl)	($1.06)	($1.06)	($1.31)	($1.31)

Hedging Strategy

Open Natural Gas Derivatives Positions

	1Q20	2Q20	3Q20	4Q20
OPTION CONTRACTS				
WAHA				
Swaps - Waha (MMBtu/d)[1]	**8,333**	**8,333**	**8,333**	**8,333**
Swap Price ($/MMBtu)	$1.08	$1.08	$1.08	$1.08
Total Option Contracts (MMBtu/d)	**8,333**	**8,333**	**8,333**	**8,333**

15

Pro Forma Hedge Position Methodical, consistent approach Protect cash flow stream in weaker oil price environment Preserve meaningful upside exposure in stronger oil price environment Align hedges with regional price exposure Hedge positions as of 10/11/2019. Prices represent the weighted average price of contracts scheduled for settlement during the period; (1) Parsley receives the swap price; (2) When the reference price (WTI, Midland, MEH, Brent, or Henry Hub) is at or above the call price, Parsley receives the call price. When the reference price is between the long put price and the short put price, Parsley receives the long put price. When the reference price is below the short put price, Parsley receives the reference price plus the difference between the short put price and the long put price; (3) Premium realizations represent net premiums paid (including deferred premiums), which are recognized as a loss in the period of settlement; (4) Swaps that fix the basis differentials representing the index prices at which Parsley sells its oil and gas produced in the Permian Basin less the WTI Cushing price. Open Crude Oil Derivatives Positions Open Natural Gas Derivatives Positions Hedging Strategy Updated with 10/2/2019 Panther-Jackal combined hedge matrix file 4Q19 1Q20 2Q20 3Q20 4Q20 OPTION CONTRACTS CUSHING Swaps – Cushing (MBbls/d)(1) 21 20 20 20 20 Swap Price ($/Bbl) $59.5 58.25 58.25 58.25 58.25 MIDLAND Three Way Collars - Midland (MBbls/d)(2) 4.9000000000000004 23.333333333333332 23.076923076923077 9.7826086956521738 9.7826086956521738 Short Call Price ($/Bbl) $64.650000000000006 $68.571428571428569 $68.571428571428569 $65 $65 Long Put Price ($/Bbl) $50 $56.857142857142854 $56.857142857142854 $54.666666666666664 $54.666666666666664 Short Put Price ($/Bbl) $45 $46.857142857142854 $46.857142857142854 $44.666666666666664 $44.666666666666664 Swaps – Midland (MBbls/d)(1) 3.3330000000000002 3.2970000000000002 Swap Price ($/Bbl) 55.2 55.2 MAGELLAN EAST HOUSTON ("MEH") Three Way Collars - MEH (MBbls/d)(2) 3.2610000000000001 41.7 41.2 32.6 32.6 Short Call Price ($/Bbl) $75 $74.58 $74.58 $71.87 $71.87 Long Put Price ($/Bbl) $60 $58.94 $58.94 $57.8 $57.8 Short Put Price ($/Bbl) $50 $48.94 $48.94 $47.8 $47.8 Swaps – MEH (MBbls/d)(1) 1 1 Swap Price ($/Bbl) 56.3 56.3 BRENT Three Way Collars - Brent (MBbls/d)(2) 11.538461538461538 11.413043478260869 11.413043478260869 Short Call Price ($/Bbl) $74.285714285714292 $74.285714285714292 $74.285714285714292 Long Put Price ($/Bbl) $62.285714285714285 $62.285714285714285 $62.285714285714285 Short Put Price ($/Bbl) $52.285714285714285 $52.285714285714285 $52.285714285714285 Total Option Contracts (MBbls/d) 105.84299999999999 88.36633333333333 99.112384615384613 74.795652173913041 74.795652173913041 Premium Realization ($MM)(3) $-11.8 $-14.1 $-15.7 $-11.5 $-11.5 BASIS SWAPS Midland-Cushing Basis Swaps (MBbls/d)(4) 60.9 31 30.9 26 26 Basis Differential ($/Bbl) $-2.4300000000000002 $-1.06 $-1.06 $-1.31 $-1.31 4Q19 1Q20 2Q20 3Q20 4Q20 BASIS SWAPS OIL Midland-Cushing Basis Swaps (MBbls/d)(5) 60.9 31 30.9 Basis Differential ($/Bbl) $-2.4300000000000002 $-1.06 $-1.06 MEH-Cushing Basis Swaps (MBbls/d)(5) 2.12 Basis Differential ($/Bbl) $5.0999999999999996 GAS Waha-Henry Hub Basis Swaps (MMBtu/d)(5) 32609 Basis Differential ($/MMBtu) $-1.64 7/18 op model MBbl/d Hedged (left axis) Weighted Average Floor Price (right axis) Forecasted Corporate Oil Realization (Pre-Hedges) (right axis) 43677 WTI 66.900000000000006 $54.295246636771296 $55.736527524396223 43708 Midland 9.7910000000000004 $50.000000000000007 $55.736527524396223 43738 MEH 8.152000000000001 $54.000245338567218 $55.785748293367313 Brent 0 $55.844827068562083 43769 WTI 66.900000000000006 $54.314260089686101 $55.903905843756853 43799 Midland 9.7910000000000004 $50.000000000000007 $55.967233034959172 43830 MEH 8.152000000000001 $54.000245338567218 $55.917823286716335 Brent 0 $55.937411237151672 43861 WTI 0 $55.956999187587009 43890 Midland 23.333333333333332 $56.857142857142854 $55.742650883041875 43921 MEH 41.7 $58.940000000000005 $55.480318436797226 Brent 0 $55.347104136666673 43951 WTI 0 $55.213889836536111 43982 Midland 23.076923076923077 $56.857142857142854 $54.957924071420464 44012 MEH 41.2 $58.94 $54.717309315315461 Brent 11.538461538461538 $62.285714285714285 $54.624436493265435 44043 WTI 0 $54.531563671215416 44074 Midland 9.7826086956521738 $54.236844342436171 44104 MEH 32.6 $57.8 $54.000953835898351 Brent 11.413043478260869 $62.285714285714285 $53.906074913218561 44135 WTI 0 $53.811195990538764 44165 Midland 9.7826086956521738 $53.622103731947171 44196 MEH 32.6 $57.8 $53.457459388169283 Brent 11.413043478260869 $62.285714285714285 $53.263281616478125 44227 $53.069103844786966 Updated with 10/2/2019 Panther-Jackal combined hedge matrix file 4Q19 1Q20 2Q20 3Q20 4Q20 OPTION CONTRACTS WAHA Swaps - Waha (MMBtu/d)(1) 8333 8333 8333 8333 Swap Price ($/MMBtu) $1.08 $1.08 $1.08 $1.08 Total Option Contracts (MMBtu/d) 32609 8333 8333 8333 8333 BASIS SWAPS Waha-Henry Hub Basis Swaps (MMBtu/d)(5) 32609 Basis Differential ($/MMBtu) $-1.64

PARSLEY

Unaudited, in thousands

	3Q18	4Q18	1Q19	2Q19
Adjusted EBITDAX reconciliation to net income:				
Net income (loss) attributable to Parsley Energy, Inc. stockholders	$113,309	$53,773	($24,064)	$115,935
Net income (loss) attributable to noncontrolling interests	20,840	11,626	(3,939)	19,059
Depreciation, depletion and amortization	157,352	160,754	173,723	198,563
Exploration and abandonment costs	11,140	142,622	22,994	72
Interest expense, net	32,854	32,880	33,002	33,597
Interest income	(1,055)	(600)	(291)	(103)
Income tax expense (benefit)	32,454	16,453	(7,790)	32,625
EBITDAX	$366,894	$417,508	$193,635	$399,748
Change in TRA liability	—	$355	—	—
Stock-based compensation	4,686	4,757	5,322	4,976
Acquisition costs	—	165	—	—
Gain on sale of property	(1,383)	(16)	—	—
Accretion of asset retirement obligations	361	348	345	353
Restructuring and other termination costs	—	—	—	1,562
Inventory write down	451	—	—	—
Loss (gain) on derivatives	22,514	(93,115)	119,687	(19,561)
Net settlements on derivative instruments	9,376	8,600	(8,339)	(8,455)
Net premiums on options that settled during the period	(17,853)	(19,115)	(9,516)	(10,232)
Adjusted EBITDAX	$385,046	$319,487	$301,134	$368,391

	2Q19
Adjusted EBITDAX Margin:	
LTM Adjusted EBITDAX	$1,374,058
LTM Production (MBoe)	45,751
LTM Adjusted EBITDAX ($/Boe)	$30.03

	2Q19
Net Leverage Ratio:	
Revolving Credit Agreement due 2021	$40,000
6.250% senior unsecured notes due 2024	400,000
5.375% senior unsecured notes due 2025	650,000
5.250% senior unsecured notes due 2025	450,000
5.625% senior unsecured notes due 2027	700,000
Total Debt	$2,240,000
Less: Cash and cash equivalents	64,099
Net Debt	$2,175,901
LTM Adjusted EBITDAX	1,374,058
Net Debt to LTM Adjusted EBITDAX	1.6x

16

Parsley Energy Standalone Adj. EBITDAX and Net Leverage Ratio Reconciliations Note: Certain reclassifications to prior period amounts have been made to conform with current presentation.

Pro Forma Adj. EBITDAX and Net Leverage Ratio Reconciliations

PARSLEY

Unaudited, in thousands

	3Q18	4Q18	1Q19	2Q19
Adjusted EBITDAX reconciliation to net income:				
Net income (loss) attributable to stockholders	$86,743	$240,119	($118,952)	$157,842
Net income (loss) attributable to noncontrolling interests	20,840	11,626	(3,939)	19,059
Interest expense, net of capitalized	41,110	40,937	41,448	42,860
Interest income	(1,055)	(600)	(291)	(103)
Income tax expense (benefit)	25,139	68,191	(34,035)	44,287
Depletion, depreciation, amortization and accretion	215,012	222,557	232,797	259,785
Exploration expenses	11,163	142,627	22,994	72
EBITDAX	$398,952	$725,457	$140,022	$523,802
Change in TRA liability	—	$355	—	—
Stock-based compensation	7,300	7,432	8,256	8,969
Acquisition costs	—	165	—	—
Gain on sale of property	(7,608)	(16)	—	—
Accretion of asset retirement obligations	361	348	345	353
Impairment / Inventory write down	451	28,145	84	862
Unrealized loss (gain) on derivatives	104,206	(333,823)	242,954	(65,414)
Contract termination fee [(1)]	—	—	3,200	—
Restructuring and other termination costs	—	—	—	1,562
Adjusted EBITDAX	$503,662	$428,063	$394,861	$470,134

	2Q19
Adjusted EBITDAX Margin:	
LTM Adjusted EBITDAX	$1,796,720
LTM Production (MBoe)	59,389
LTM Adjusted EBITDAX ($/Boe)	$30.25

	2Q19
Net Leverage Ratio:	
PE Revolving Credit Agreement due 2021	$40,000
JAG Revolving Credit Agreement due 2023	150,000
PE 6.250% senior unsecured notes due 2024	400,000
PE 5.375% senior unsecured notes due 2025	650,000
PE 5.250% senior unsecured notes due 2025	450,000
JAG 5.875% senior unsecured notes due 2026	500,000
PE 5.625% senior unsecured notes due 2027	700,000
Total Debt	$2,890,000
Less: Cash and cash equivalents	88,895
Net Debt	$2,801,105
LTM Adjusted EBITDAX	1,796,720
Net Debt to LTM Adjusted EBITDAX	1.6x

17

Pro Forma Adj. EBITDAX and Net Leverage Ratio Reconciliations Note: Certain reclassifications to prior period amounts have been made to conform with current presentation; (1) JAG contract termination fee relates to the early termination of a frac fleet contract. These amounts are included as part of other operating expenses on JAG’s Condensed Consolidated Statements of Operations.

Exhibit 99.3

Parsley Energy, Inc. Announces

Acquisition of Jagged Peak Energy Inc.

Conference Call

October 14, 2019

9:00 a.m. EST

PRESENTATION

Operator

Good morning, ladies and gentlemen. Welcome to the Parsley Energy acquisition of Jagged Peak Energy Conference Call. My name is Rob, and I’ll be your operator today. As a reminder, this call is being recorded. (Operator Instructions)

And now I’m pleased to turn the call over Kyle Rhodes, Parsley Energy’s Vice President of Investor Relations.

Kyle Rhodes - Parsley Energy, Inc. - VP of IR

Thank you, operator, and good morning, everyone. Earlier this morning, we announced the acquisition of Jagged Peak Energy in an all-stock transaction. The press release and investor presentation related to this transaction can be found on our website.

With me on the call this morning are President and CEO, Matt Gallagher; Chief Financial Officer, Ryan Dalton; Chief Operating Officer, David Dell’Osso; and Senior Vice President of Land and Marketing, Stephanie Reed.

Our remarks today may contain forward-looking statements. So please see our release for a discussion of these statements and associated risks, including the fact that actual results may differ materially from our expectations. We also make reference to non-GAAP measures, so please see the reconciliations in the release.

Matt’s prepared remarks will begin with reference to Slide 4 of our investor presentation. After our prepared comments, we’ll be happy to take your questions.

And with that, I’ll turn the call over to Matt.

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Thanks, Kyle, and good morning, everyone. I want to thank you for taking the time to be here with us on such short notice, especially on Columbus Day. And a special thanks to the Jagged Peak team and the Parsley employees who have worked so diligently to get this deal across the finish line, lots of diligence and lots of hard work. This deal is a simple deal. It’s about one thing. It’s about budgeting our model with high-margin cash flow and high-return Permian oil projects. It’s about our go-forward model, which free cash flow growth is key. We will be immediately flipping the go-forward cash flow model of the Jagged Peak assets into free cash flow in 2020 upon closing of this deal.

Additionally, there are many complementary benefits to this deal. We are combining 2 companies with industry-leading margins. It is accretive across the board on cash flow per share, free cash flow per share, CROCI and net asset value. Of course, this large production base will support our free cash flow profile. And all that will accrue is returns to capital — return of capital to shareholders, a large portion of that will be going back to shareholders through our current dividend program and hopeful support of growth in the future. It does strengthen our operational scale. And we are holding ourselves accountable to deliver on the near-term synergies that are identified with many upside synergies, which I’ll get into as well. And the combined company will have a very strong balance sheet. This is an all-stock consideration deal.

Turning to Slide 5. Capital allocation is key in any go-forward business, and especially in a combination like this. We will be deploying our projects to enhance and grow our free cash flow profile into 2020 and beyond. We do continue to budget at $50 oil, and we will continue to have a returns-focused priority on our capital allocation mix. The return stack of these assets fits squarely in our portfolio and will be competitive out of the gate.

Additionally, we had quite a bit of momentum among both teams on operational cost specific to the Delaware in 2019, and we look to improve on that throughout 2019 and into 2020 as a combined company. We’ll be — to flip to free cash flow, we will be moderating the combined companies’ rig count from the equivalent of 16 rigs down to 15 rigs. We will see increased production on the go-forward year, 126,000 to 134,000 barrels of oil per day and quite a bit of reduction versus consensus CapEx is currently planned at $1.6 billion to $1.9 billion.

Turning to the transaction overview. Just want to hit on the high notes on this slide, we’re forming a 267,000 acre Permian pure play, really a preeminent position, plenty of scale. What we’ve done here is we’ve taken a Delaware business and turned it — our Delaware asset that we’ve had inside our company, and we’ve turned it into a true Delaware franchise. So we had 2 world-class franchise assets, Midland and Delaware Basin as a pure-play Permian position. We expect this to close in the first quarter of 2020.

Quickly turning to Slide 7. We lay out a lot of strategic objectives at a high level of the organization, and we believe that this achieves all of these objectives aligns with them and budgets with them. We’ll be able to deliver increasing free cash flow versus a stand-alone basis, continue to deliver top-tier corporate returns as this is accretive to our CROCI and it slides favorably into our return stack. We see key differentiation versus some peers on a cash flow per share profile. And being in our backyard, we have been intimate with these assets for multiple years since before our IPO, we’ll be able to leverage operational efficiencies and build on HSE and environmental performance.

Turning to Slide 8. We’ve talked about this concept for a few quarters now, what is the right size of scale. We have a great position in our supply chain, we’ll be able to use that leverage on Jagged Peak’s operating profile with their vendor network as we do a combined company. It kind of puts us in a stand-alone position there in the 15 rig size range. And we do feel that it’s very fortunate to be able to add the scale and size and we need to have a voice in the marketplace, but we also will able to — be maintain our agility.

Another thing to point out on Slide 9, we — very complementary assets. Everybody has been hearing about the API differentiation in the crude barrel, and from a marketing standpoint, what you get paid for that barrel. It’s a very contiguous asset to us. Its very high oil content will actually increase Parsley proper oil content on a reserves basis percentage and it’s all good quality API gravity that we’re going to get paid the — a premium for, which you’ll see in our realizations, and you have continued to see in our realizations over the past couple of years.

On top of that, we are peer leading in our LOE on an operational basis, putting together 2 great teams, and we’ll be able to leverage new technology in the future to continue to keep this leadership position in the basin.

Turning to Slide 10. There will be quite a bit of synergies with this deal, and we are quantifying them and we are holding ourselves accountable to them. Very quickly, the mathematical one on a general, administrative and operational standpoint, you see it has a long range about $40 million to $50 million per year, it will be less than that in 2020 as the deal closes and we go through the transition. But in 2021 and beyond, it goes into full swing and the PV-10 of that discounted back is about $250 million to $300 million alone. We don’t stop there. We’ll obviously be pressing on additional synergies, but they are not underwritten on those conditions. We expect continued capital efficiency gains, the overlapping acreage in our backyard will allow us to extend some laterals and reduce some of our buffers that we applied operationally. We’ll have development pace flexibility as we’re able to drop and add rigs and rotate rigs as return conditions apply. We obviously are in negotiations on a water transaction deal, this just makes that stronger. There is upside in the future to apply an evaluation on the entire asset.

So as we continue through that process, which will be a decision made in 2019, we’ll be able to see how we apply that to the close — closed asset and cost of capital as we move up the scale structure should continue to benefit us. You did see that we did get an upgrade to our debt ratings and Parsley entity last week.

Diving in a little deeper now on our synergies on Slide 11. We have seen dramatic improvement in our Delaware operational efficiencies and cost structure over the past 4 quarters. In addition to that, we are still at Parsley Energy using Northern white sand for the majority of our Delaware operations. We do feel comfortable that based on the data we’re seeing through combined effort with Jagged Peak and their historic operations that we should be able to shift over to more of a regional sand usage, and that will yield on the order of $500,000 plus per well in savings. And then our additional — our current operating cost structure should allow additional savings, and we’ll continue to squeeze the turnip from there to drive cost over into the soft service environment.

Slide 12. We wanted to show our operational overlap, the picture is worth a thousand words. There’s multiple areas where we will be able to remove lease line regulations, and we can extend our laterals in those cases. There’s a tremendous infrastructure overlap in footprint, not only on the water side, but we do have — both companies have substation projects on the electrical front, the gathering and the long-haul oil and gas pipeline situation, quite a bit of overlap and lots of synergies to be unlocked there over the years. Very exciting on that front.

And just to finish up with the prepared position on Slide 13, we have a very low debt position and great stack on the time frame there of when our debt comes due. So it’s a very favorable maturity schedule. On top of that, both companies were active hedgers. We were very active after the recent Saudi situation and have quite a bit of cash flow hedged into 2020, which we think is prudent following merger and transaction like this, especially with what we see in the landscape coming in 2020. So definitely protecting the home front, protecting the model on our hedge front and with our maturity stack.

We know everybody is extremely busy this morning. With that, we’d like to turn it over for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question comes from the line of Scott Hanold with RBC Capital Markets.

Scott Michael Hanold - RBC Capital Markets, LLC, Research Division - MD of Energy Research & Analyst

So could you talk a little bit about the allocation of activity, and you talked about tapering back one rig on a combined basis? And how does that look on versus your prior look on how Parsley and Jagged Peak were going to do things through a combined basis? Like what — where — is there going to be more on a pro forma basis on Jagged’s acreage or Parsley’s acreage?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

On a pro forma basis, the majority of the operation in the Delaware will be on Jagged’s position. The wells are generating about 10% to 15% plus productivity improvement versus ours, just where they lay in the basin in some of their techniques. We look forward to applying those techniques to our wells, and we’ll see how that yields results. But right now, the return stack is very favorable, and we’ll continue on that allocation.

Scott Michael Hanold - RBC Capital Markets, LLC, Research Division - MD of Energy Research & Analyst

And how about Big Tex? What is your view of Big Tex and allocation on that asset?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Great question on Big Tex. We do not see — we will not be planning any additional activity on Big Tex. As it sits, they have put down some good wells this year. We want to understand the geologic drivers behind those well decisions and see the extents. But there is expiring acreage in Big Tex and our plans do not see us holding that acreage going forward, but we will get together as a team and understand the geologic drivers there. But no plans on additional Big Tex activity as it sits.

Operator

Our next question comes from the line of Neal Dingmann with SunTrust.

Neal David Dingmann - SunTrust Robinson Humphrey, Inc., Research Division - MD

Matt, my question is just with the added hedges that you’ll have, could you talk a little bit more about the — and obviously a question, the free cash flow confidence you all have going forward. I’m just wondering with that — on the pro forma basis, you mentioned free cash flow accretive, that plus the hedges that you all were able to get off, could you just talk about your increased confidence around the free cash flow going forward?

Ryan Dalton - Parsley Energy, Inc. - Executive VP & CFO

Yes, sure. This is Ryan. The hedges, I wouldn’t say, play a huge driver in the position right now. We were budgeting at 50, we were able to put on hedges just north to 50 after the runup a weeks ago. But really, it’s about dialing back activity, taking that capital and on the pro forma basis, both companies’ cash flow that’s where we’re able to generate the additional cash flow. We ran the numbers last week on a Parsley proper basis, we have over $1.2 billion of cash flow hedged. Of course, then you add in Jagged’s position to that, hedge position to that and you’re looking at a early, early CapEx range of $1.6 billion to $1.9 billion, so we feel like there’s quite a bit of coverage there.

Neal David Dingmann - SunTrust Robinson Humphrey, Inc., Research Division - MD

Okay, great. And then just one follow-up. Matt, obviously, this gives you more scale on the water size now, does this — in your prepared remarks, I’m not sure you mentioned that you’re actively — or you’re actively shopping that. Or maybe how does this change the status, given now the increased size behind the water business?

Stephanie Reed - Parsley Energy, Inc. - SVP of Land & Marketing

This is Stephanie. We’re excited about the additional water infrastructure that we’ll attain through the merger. It will, as you mentioned, expand our existing network and give us some operational redundancy. We may even be able to defer some 2020 capital related to water infrastructure and just be their increased capacity on the disposal side. As Matt mentioned earlier, our water evaluation is still ongoing, but the merger will give us additional infrastructure and assets to fold into that ongoing review.

Operator

The next question comes from the line of Gab Daoud with Cowen.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division - Senior Analyst

Could you maybe just talk a little bit about the inventory depth that you kind of see on Jagged’s position? And how you kind of quantify that inventory that you acquired?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. On a combined basis, this is going to put us well north of 2,000 locations over a 25% DC&E return between the 2 companies. We see probably about 200 of our unicorn locations that are top-notch across the entire world that are maybe superior to some of these assets and then these assets fall right in just behind that on the mix. So very competitive. And I’d say, north of 50% of their locations are better than our top 50% of our inventory. So it’s weighted to the — if you’re looking at the left-hand side of the stack, it’s the high return side, it’s weighted to the left-hand side of the stack for sure.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division - Senior Analyst

That’s helpful. And then just a follow-up, I guess now being able to control development on top of minerals position a bit more in the Delaware. Just how do you think about that asset, I guess, moving forward into 2020?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. We’ve talked that 2020 is going to be another lever year for us to decide on how to realize value from those minerals. Really, we’ve rebased the allocation on those minerals on a good run rate, steady run rate this year. Obviously, coming into 2019, we went from 16 rigs to 12 or down to 10 on Parsley proper now. So that took a 3- to 6-month period to pull off the decline. And now those minerals are back on a nice growth trajectory. So I think that trajectory stays intact. No additional minerals per se on the new Jagged position of materiality. So it shouldn’t change the allocation to that. That might bring — it did bring the recent gross profile in minerals. I’d like to take that opportunity to jump into — we didn’t have it in our slide deck but in the press release, we may not overlook the continued execution on the Parsley team on the third quarter. We are on top of our ranges — outside the ranges on production growth even versus our recent update. So we — stellar quarter again on the oil production growth, wells delivered, footage delivered, and we are below cost on CapEx. So that trend continues, the team has a great line of sight on the operational model, and we look to springboard that into these assets and continue into 2020.

Operator

The next question is from the line of Leo Mariani with KeyBanc.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Just wanted to follow up on that last comment that you made there, Matt. Obviously, to your point, very strong third quarter with oil volumes, certainly well above guide in CapEx also looking very good. I mean can you provide maybe a little bit more color in terms of what sort of drove that? Have you seen just material cost reductions on the wells here in the past quarter, just kind of versus where we were last quarter? And is there something additional that’s driving just better well performance to get the oil volumes to beat numbers here?

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes. This is David. I’ll say on the production side, it’s been a continuation of the trend that we’ve delivered in prior quarters. We’ve seen performance improvements from some of the completion designs. We’ve also seen improvements in cycle times, there’s a little bit of timing and certainly well performance in that mix. As far as well cost, we are seeing cost improvements that are manifesting in that lower capital performance.

Additionally, when we flexed, we talked about 3 to 4 frac spreads throughout the year. So that covers that number on a quarter-by-quarter basis, part of the quarter where for part of the quarter, we’re at 3, we flexed that to manage our pace throughout the year, but we are absolutely seeing decreases in costs, some of it’s operational in nature. We’ve seen improvements due to everything from continued refinance and equipment selection and process, but we’ve also been able to identify segments within the services and goods market so we’ve been able to achieve cost savings from bidding out. And I see more of that to come. The broader industry slowdown creates some additional opportunities that we’ll be mindful of.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. That’s helpful. And I guess just wanted to ask about the 2020 combined CapEx outlook. I guess just kind of a simple number as kind of looking at both companies’ budget in ‘19, looks like a rather significant reduction here next year, call it 15% plus on the combined outlook, but you guys are kind of only dropping sort of the one rig. I know that Parsley dropped some rigs earlier in 2019, so it’s not perfectly apples-to-apples, but it seems like a pretty big reduction in the combined CapEx outlook at the midpoint. Are you guys making any assumptions for ‘20 that you’re going to see maybe some reduced well costs based on some of the things you just described?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I think that’s a great point to hit on, Leo, and we are going off essentially the numbers we’re seeing here in Q3. And we’re continuing to go through our RFQ process. And with this additional scale, we hope that there will be additional hunger to team up with the Parsley team from a service side and that can drive some competition as well. So we are really excited about the operational improvements on the year and the cash flow profile going into 2020. And all things are really coming together. And now we have to put the focus on realizing that and not letting up.

Operator

The next question is from the line of Asit Sen with Bank of America.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

Matt, Jagged Peak was steadily increasing pad size, I think where we end our 6-well pad and then 8-well pad. Can you speak to your go-forward strategy on pad size?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. We think that’s about the max that we would like to see, so it’s nice to have a built-in test range coming ahead 2 additional ones in-flight that we’ll be watching between now and close. We generally break up with a couple of rigs, those projects between 3 and 4 wells at a time, and that’s how our 2020 budget is going to unfold. We have a tremendous team, development planning and scheduling team inside the organization that schedules these things to deliver in a nice slipstream model and smooth out the deliverability, and you’re able to do that with 15 rigs cut quite nicely. So I guess we will be watching those pad projects very closely and — as we build our 2020 projects, but nothing larger than that contemplated and then multiple rigs to tackle those larger pad projects.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

Okay. And then just a follow-up on the number of rig count goes to 15, what about frac crews? Did I hear 3 to 4 on an average next year? And then on...

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Sorry about that, please continue.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

Number of completions, I think Jagged Peak was planning on 50 to 55 on an annual basis, is that number still a good number to use?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I’ll start with the 3 to 4, that was in reference to the Parsley-only 2019 program. We have been at 3 and 4 throughout the year, next year due to onboarding you probably get more of a 4 to 5. So that’s there. As far as the Jagged Peak, the well count, given that we’d be dropping one rig, probably a little bit south of what the expectation would have been and then as a stand-alone company.

Operator

Our next question is from the line of Brian Singer with Goldman Sachs.

Brian Arthur Singer - Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

You highlighted the point earlier in the Q&A with regards to the efficiencies, it looks like one rig down, leading to $350 million to $400 million of lower CapEx. Can you talk about the productivity and decline rate assumptions that you’re seeing, and kind of to get to the pro forma production guidance, what you’ve baked in from either improvements or degradation in early rates and overall EURs?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

The Jagged proper assets are running around 43% decline, and we are running around 39% decline. So you can roll that forward to year-end ‘19, you should see — and I’m talking in oil here. You roll that forward to year-end ‘19, you’ll see maybe 1% come off of that and then that moderates throughout the next year. So that’s a good fundamental baseline to start from.

And then on top of that, we are seeing probably a cash in of 1% and 2% outperformance on our PDP throughout the year. That’s a combination of increased uptime through some integrated operational centers that have been deployed. And just outperformance at the reservoir level as we watch the drawdown and then the live drawdown analysis of our new wells that are now — the new process that’s been unfolded throughout 2019 that we would apply on all new wells going forward as well.

On the productivity front, we’ll be using our assumptions built off of our — we call it coming into 2019, our up-spaced inventory, those relations are holding well. Obviously, as seen with our performance on the year, and we apply those relationships to the forecast for — that we have developed the Jagged Peak assets going forward as well.

Brian Arthur Singer - Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

Great. And then my follow-up, you got a question early on with regards to free cash flow. And I may try to just ask it more specifically, are there any specific numbers that you’re providing, given free cash flow is an important inflection that you’re expecting here for what that could represented either at $50 oil or at some higher price?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

We’re not releasing specific numbers, but key to our strategy is growing free cash flow per share. And we are probably 6 months ahead of schedule as Parsley proper this year as evidenced by our dividend that we initiated and paid at the end of September. So we’ll have full audited numbers on the quarterly call this November. And then may be able to refine numbers, specific numbers, but the overarching theme is growing free cash flow per share, and we need to make sure that when we integrate this asset, you get more of that as a Parsley shareholder than you would have before. So we are committed to accretion there.

Operator

The next question is from the line of Michael Hall with Heikkinen.

Michael Anthony Hall - Heikkinen Energy Advisors, LLC - Partner and Senior Exploration & Production Research Analyst

I guess so was just curious a little bit on the CapEx budget, decent size range there on the $1.6 billion to $1.9 billion. What’s driving the range I guess? And then in the context of that, the cost per foot target, let’s take about $1,100 a foot. How quickly you think you’d take out that $100 of savings? How close are you assuming you could execute on that?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I’d cast this as the bird-in-hand range. And we’re extremely — we’re working diligently through a formal budget process. We haven’t gotten into Board-approved budgets. So all those things have to be considered when we put out a range, but we would hope to refine this throughout the back half of the year. And as I mentioned, we just initiated our RFQ process for major services and goods coming into the year. So that’s driving the range, and I’ll kick it over to David on some of the timing of the goals.

David Dell’Osso - Parsley Energy, Inc. - Executive VP & COO

Yes. The $1,100 a foot. We really wanted to show to you on Slide 11 that we’re already there on our asset base. I also want to compliment the Jagged Peak team, they’ve done a lot to drive their cost structure down as well. So I think although we’re showing there at $1,250 per foot, it’s their projection for the year. They’ve been very active in looking at their own cost. So we’re not going to be anticipating starting from scratch at that point upon close of this transaction. So we’ll be able to leverage the momentum of both companies. But yes, I’d say the expectation is that, that $100 per foot plus is pretty early on in the 2020 calendar year post-close that we’d be able to realize that.

Michael Anthony Hall - Heikkinen Energy Advisors, LLC - Partner and Senior Exploration & Production Research Analyst

Okay. Great. And then I guess just my follow-up. Just curious as you think about maybe the longer-dated activity profile, you got, I think, 5 rigs and 10 between the Delaware and the Midland on a pro forma basis, how do you think about that split going forward, like, longer term? Is that a reasonable kind of way to prorate between the 2 basins? Or will the Delaware get an increasing amount of focus over time as you get more and more established on the asset?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

We see as returns should, we would see this as a pretty uniform drawdown, similar to this profile for years to come, next 5-plus years. I think when we do run our total inventory count in a complete blowdown model, these activity levels, Delaware does run out sooner, but year-end, you’re approaching the decade range before you reallocate this, we expect to the Midland to blow that down.

Operator

Our next question is from the line of Joe Allman with Baird.

Joseph David Allman - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

So in terms of the Delaware Basin, you were not focused on the Delaware as much as the Midland, presumably because the Midland is better. So why do a Delaware deal? Would you have preferred a Midland deal, but just one was not available. Plus when I look at your Delaware wells, they seem to be more productive than Jagged Peak’s wells. So does that mean we’ll see some kind of dilution in terms of productivity going forward?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I think it’s all about returns. So — and it’s also about the value you can deliver to shareholders and the price you pay. So I think that if there were a subset of 100% return projects that we could purchase and deliver accretion to free cash flow model, we would have — we would be open to that. But here, we look at returns that are competitive across North America and in the top half of our return stack with extremely high-margin oily assets, and it’s a great add for us.

We actually do our due diligence, see it the other way. Not trying to talk down our own assets. But on a raw productivity position, the P50 was about 10% higher on the Cochise and Whiskey River prospects than on our legacy Trees Ranch prospect. Of course, we have minerals on Trees Ranch, and that kind of equates some of the returns, but we see a net of return on their projects a little higher than our Trees position.

So it really does build a Delaware franchise for us that is competitive with the Midland to have sustained and deployed CapEx going after. Also in the startup phase as we were growing our Delaware, and we did have the Midland with the legacy infrastructure position, it took us multiple years to slipstream the appropriate infrastructure into the Delaware Basin. It’s just a younger basin infrastructure-wise. Jagged has obviously gone through that cycle post their IPO, spend a lot of money on infrastructure. So it gets us into the point where we can deploy more pro rata.

Joseph David Allman - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

That’s helpful, Matt. And just a follow-up. So just stepping back and looking at this from sort of 30,000 feet. So why do this deal at all? So is there an inventory component here where this deal adds inventory for you on the back end because it appeared to me that Parsley seemed fine by itself. So if you weren’t doing this deal, you are in good shape anyway. So is there some kind of larger industry dynamic that you just want to be on the front end of?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. I think you’re right on both fronts that we had a stand-alone model that was excellent. And we were very selective about even analyzing deals. The industrial logic here with the overlap is very obvious. There is no reason for this essentially to be 2 entities. And that’s where the low premium component of this deal at 1.5% on a 30-day view-up. Of course, these deals don’t happen overnight and you’re assessing the valuation over a long term. So we think that is about as close to a — at the market mergers you can get. And we think the combined company is better together.

Clearly, when you look — not just this industry but multiple industries, consolidation and scale is upon us. And you need to be picking dance partners. And this is — this was a very logical fit for us and a logical fit for the Jagged team, and we’re really excited about the combined company going forward.

Operator

Next question is from the line of Kashy Harrison with Simmons Piper Jaffrey.

Kashy Oladipo Harrison - Piper Jaffray Companies, Research Division - Research Analyst

So Matt, I was wondering if you walk us through the present value of the operational synergies associated with lowering JAG’s cost per foot and also associated with the lower cost of capital? I’m just trying to get a complete — a more complete picture of what the value potential could be for shareholders. And the genesis of the question is just, as you highlighted in Q3, you guys have just been crushing it, Q3 looked phenomenal relative to expectations. And so just trying to understand what shareholders are getting for the additional risk associated with the transaction.

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Well, I think on all those accretion metrics, which we’ve run multiple different ways and multiple sensitivities show that the high-margin oil component of this asset is going to give additional budget support. We just had to slow down their model. I mean if they were running 4 rigs on a stand-alone basis, they would have seen significant free cash flow, it would have been a different world for them, you put it combined with us, and we’re able to do that. And then we’re actually able to deliver more cash flow per share than just our stand-alone model, even with this high-operation component on a — on the Parsley proper. So it is accretion on the cash flow per share. And then most importantly is free cash flow per share, which we can probably see double-digit accretion into 2021. Very excited about that. So shareholders getting larger exposure to that, a more stabilized accelerated base probably to an investment-grade objective, which we’re working on and hopeful for within the next 24 months. So that would be derisking the cost of capital through scale as well.

Kashy Oladipo Harrison - Piper Jaffray Companies, Research Division - Research Analyst

And then just circling back to that question, any thoughts on what that potential PV could look like from the lower cost of capital and the synergies, the operational synergies, I mean?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

When you add up all the upsides, you could get something to the order of what we listed on the general and administrative present value of synergies.

Kashy Oladipo Harrison - Piper Jaffray Companies, Research Division - Research Analyst

Got it. That’s helpful. And then just my follow-up, can you walk us through what the lockup for Quantum looks like?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

This is not issuing any new shares to the market. We’re replacing them on our Board. And we don’t want to put an artificial date out there that would then be a trigger. So it is — we did not enter into a lockup agreement. We think that having Will on the Board, obviously, we’ll have to follow the same insider ownership rules that we would all follow, and he’s going to be a great long-term partner for us. We value what they’ve done in the industry as Quantum and value Will’s position. So I think about him being on the Board, that’s the sign of commitment.

Operator

The next question comes from the line of Mike Scialla with Stifel.

Michael Stephen Scialla - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Matt, you said the deal would be free cash flow accretive and enhance your ability to return capital to shareholders. I just want to see if you could expand on that, would you look to increase the dividend? Or how are you thinking about prioritizing the various ways of returning capital?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

I think we’ve been very vocal that initiating a dividend was not our stopping point. I think that we want to — I’d say that Exxon mentioned 37 years of growing dividend, and you have to start somewhere to get to that 37%. So next year would be our second year of paying a dividend, and we really want to commit to increasing returns over time. So in our assumptions as we model, we are making sure that the pro forma share count can support growing dividends through the free cash flow. And obviously, we’d have to go into — that’s a Board decision when we get there.

Michael Stephen Scialla - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

And I know there are some private companies in the area on the Eastern side of the Delaware Basin, can you say anything about maybe private valuations versus public or why JAG’s assets made more sense than maybe some other opportunities in that area?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. We’re really focused on the model. And starting off with the free cash flow. So it’s not where the — it’s not solely where the acreage is. We would not buy an undeveloped acre in the Midland Basin right now or in the Delaware Basin on a stand-alone basis. We need an asset and a business that can align with our model. So I think when you hear us talking about the corporate decline rates and the level of production, all those things have to be intact. And just generally speaking, the private equity positions are more leasehold, less production, less business, fully running and operational with infrastructure and the like. And even if they do have large production values, they’re probably much higher up on the decline profile. So not a lot of time has been spent on that front, on those companies.

Operator

The next question is from the line of Betty Jiang with Crédit Suisse.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

I have a question on sort of just the well cost. Jagged Peak’s $1,250 per foot well cost target is down over 15% year-on-year. And you’re aiming for it to go down by another 100 foot — $100 per foot. So just wanted to understand, if the difference in well cost here a function of size and scale? Or is it propane loading a well design that’s driving that well cost lower?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. Betty, I would say the primary driver we see going forward is that scale. Operationally, they have evolved. There — if you look at — I’ll use drilling times as an example, they’ve materially improved their performance year-on-year. And so we attributed mostly to scale. And that’s one of the things that really underpins that’s the ability to go out and tap the market in a larger way for the goods and services that would be applied to that assets. We attributed mostly to that. But certainly, they have continued to evolve and practice as well execution capability.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

Got it. So in terms of sand and propane loading, all of that is pretty similar to what they are already doing, but you’re just able to get it cheaper.

Ryan Dalton - Parsley Energy, Inc. - Executive VP & CFO

That’s part of the idea going forward. And we’re seeing some of that right now. If you look at our stage length, and our propane loading has actually been a little bit higher than their’s on average. As Matt mentioned earlier in the call, we’ve also had Northern white in the mix. And so when you look at those 2 things in comparison with each other, it suggests it really is the — it’s the scale and the leverage of the market that would affect everything from ancillary goods, rentals, sand, you name it, they can all be done more effectively and efficiently with the benefit of larger scale.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

Great. And then separately, just thoughts on, as a high grading or sale of any noncore assets, it seems like Big Tex is not going to get much capital going forward. So is that a monetization candidate?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. I would say we would always look to — we’re not going to be deploying capital there. We would definitely look at what the market has to offer across multiple structures. We’ve done that in our Southern — opt in Southern rig and positions in prior years. We’ve done it in our Northwestern Martin assets, Northeastern Howard assets in prior years. So we would continue on that same analysis of our assets every year.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

Got it. Great. And one more follow-up if I may. Just on the royalty acreage, how many rigs would you be running on the royalty acreage? And does that — does this transaction change the thought process or timing of the — some sort of value unlocking event on those assets?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

No. We have — and Delaware would be between 1 to 2 year — rigs throughout the year. About 20% of our position is in the Midland Basin. So multiple rigs will be running across the footprint in the Midland Basin. The minerals business is on a nice growth trajectory. And we can — we see that’s going into the future. And so in 2020, we’d be — we’ll take a look and see what’s best for those minerals in 2020.

Operator

The next question is from the line of Josh Silverstein with Wolfe Research.

Joshua Ian Silverstein - Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production

You pulled back the spending in 2020 and have continued to discuss during this call the company focus going forward is on free cash flow generation and the growth of that. How are you thinking about the long-term growth rate of the company? Previously, Parsley was kind of the structural 10%, 15% grower. Does this now shift you down to that kind of 5% to 10% growth rate going forward?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

No. In fact, this year’s budget is that they are actually — legacy were growing faster than us going into 2020. So this pulls it down into that range that we’ve been targeting that the assets can deliver for a long time. So it’s just more of the same.

Joshua Ian Silverstein - Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production

Got it. And the idea is, you’ll still be able to do that on kind of the same 15 rig, 5 completion crew outlook going into 2021?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes.

Joshua Ian Silverstein - Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production

Got it. And then just to be clear as far as the budgeting process, this was — you mentioned it doing at $50 WTI, I guess the assumption is then anything above that would just go to the balance sheet. So just wanted to make sure if that was the case there?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes, that’s correct.

Operator

This next question is from the line of Jeanine Wai with Barclays.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

I just wanted to check back on a few of the things that you said to make sure we got it and follow-up on one of Brian’s questions. So back to this deal being accretive to free cash flow and that the deal is enhancing and growing the free cash flow profile, we had anticipated that Parsley would be comfortably free cash flow positive in 2020 at 50, but that JAG that they would have a meaningful outspend.

So the G&A and op synergies are like $25 million in 2020. And I know you said you’re not quantifying exactly the free cash flow numbers for next year. But could you just verify that Jagged proper would have been free cash flow positive next year on strip just by dropping that rig and just by the synergy. So what I’m getting at is, I’m just trying to figure out kind of the allocation, the free cash flow between the 2 companies in 2020.

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes. Perfect. Last time, we’ve looked this could be — the outlook could be updated, but the consensus for JAG was about a $79 million outspend, and one rig runs in the Delaware about $120 million to $140 million. So you drop that. You — those POPs don’t come on. It’s almost a one-to-one calculation, and that flips to free cash there. And then as you mentioned, the additional synergies that are quantified. And then we have all the additional unquantified synergies that we feel will be benefits to us.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. And that still holds that $50 than your budgeting price stack?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Yes.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Okay, cool. And then I guess my follow-up question is on the 2 Delaware assets now. You indicated there is 10% to 15% productivity improvement and Parsley — versus Parsley’s well for JAG. And — so in terms of when you factor in the royalty, are those 2 rates of return kind of the same now between the JAG assets and the Parsley assets plus royalty?

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Within about 5%.

Operator

At this time, I will turn the floor back to management for closing comments.

Matthew Gallagher - Parsley Energy, Inc. - President, CEO & Director

Okay, everyone, thank you very much. This does create a per unit Permian basin pure play, high-margin, oil-focused player, a leader in the basin. We appreciate your time, and look forward to executing in the future.

Operator

Thank you. This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

Exhibit 99.4

TO:	Parsley Energy Employees	DATE:	Monday, October 14, 2019

FROM:	Matt Gallagher, CEO

RE:	A Natural Fit: Parsley Energy and Jagged Peak

Parsley team,

On behalf of Parsley’s executive leadership and board of directors, I am thrilled to announce that Parsley has entered a merger agreement to acquire Jagged Peak, an independent oil and natural gas company focused on unconventional development in the southern Delaware Basin in Texas. Following the close of the all-stock transaction, Parsley shareholders will own approximately 77% of the combined company and Jagged Peak shareholders will own 23% of the combined company.

This combination is a natural fit. Many of you are familiar with Jagged Peak, whose acreage lies adjacent to our acreage on Trees Ranch in Pecos and Reeves Counties, and may know members of their team. We know the region, the rock and the infrastructure and have demonstrated ways to efficiently develop it.

This year, we have initiated a shareholder dividend, reinforced our commitment to cash return on capital invested and growing free cash flow. The acquisition of Jagged Peak enhances these core strategies and net asset value. Cementing our position as a premiere Permian powerhouse.

There are many considerations as we look toward integration of the combined companies following closing of the transaction. We will provide additional information later today and in the weeks to come.

•	Today, 8:00 a.m. CT: Parsley Energy and Jagged Peak will host a joint investor conference call.

Dial 877-709-8150 ten minutes before the scheduled time and request the Parsley Energy conference call.

•	Today, 10:30 a.m. CT: I will host a Parsley Energy employee-only conference call. Please reference calendar invitation distributed shortly.

•

In the coming days, we will establish an integration team. Until then, please contact JAGquestions@parsleyenergy.com should you have individual questions on the integration and its impact to you or your team.

Thank you for your patience and confidentiality during this collaborative process. Prior to closing, Jagged Peak will continue to operate as a separate company, and any official communications with them should be limited to that required by your current duties. We expect to complete the transaction in the first quarter of 2020 after which the combined company will be led by Parsley’s executive management team and will assume two independent directors from the current Jagged Peak board of directors.

The transaction will likely generate some interest by the media and other third parties, and it is important for us to speak with one voice. Please follow our company policy and direct all media inquiries to Corporate Communications.

Please continue to focus on your day-to-day responsibilities as you are accustomed. Your daily discipline has allowed for this opportunity, and we will continue to rely on that effort going forward.

We look forward to working with our friends at Jagged Peak to deliver value for our combined shareholder base.

Congratulations!

No Offer or Solicitation

Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information for Shareholders

In connection with the proposed transaction, Parsley and Jagged Peak intend to file materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that will include a joint proxy statement/prospectus of Parsley and Jagged Peak. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This document is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.

Participants in the Proxy Solicitation

Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.